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05013103

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Oxiana Limited

*CURRENT ADDRESS Level 9, 31 Queen Street
Melbourne Victoria 3000
Australia

**FORMER NAME

**NEW ADDRESS

PROCE
DEC 08 2005
THOMSON
FINANCIAL

FILE NO. 82- 34931

FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 12/7/05



12-31-03
ARS

Oxiana
LIMITED

Annual Report 2003



Fire assay crucibles.

Mission Statement

We are determined to deliver value to our shareholders by:

Growing a quality and competitive mid-cap mining company.

Developing our world class gold and copper assets at Sepon.

Adding value to our international exploration projects.

Discovering and developing competitive orebodies.

Implementing appropriate business and corporate development opportunities.

Making the safety of our employees our greatest priority.

Conducting our business to world's best practice in the environments and communities in which we work.

Contents






2003 Highlights

- Successful first year of gold production at Sepon.
- *Production of 165,255oz of gold.*
- Cash costs of US$135/oz in the lowest quartile for gold producers worldwide.
- Two new gold deposits discovered at Sepon.
- Gold resources increased by 600,000oz and reserves by 640,000oz.
- Copper reserves increased by 120,000t.
- Construction of the Khanong Copper Project commenced.
- Expansion of the Sepon gold operation commenced.
- Investigations into Sepon primary ore treatment initiated.
- 36 gold exploration targets identified at Sepon.
- Farmed in to the exciting Prominent Hill Joint Venture in South Australia where initial exploration has already extended known copper-gold mineralisation.
- Began exploration in Thailand and China.

Corporate

- The Company changed its name and status to Oxiana Limited.
- Oxiana's market capitalisation reached $1 billion in November.
- Oxiana was the second highest performer in the S&P/ASX200 Resources Index in 2003.
- Share price increased by 110 per cent.
- Agreement was reached in early 2004 to purchase Rio Tinto's 20 per cent interest in the Sepon project.
- Oxiana raised a net $60 million in May through an underwritten institutional placement at 54c per share. An additional $14.7 million was raised by way of a Share Purchase Plan, also at 54c per share.
- In early 2004 the Company undertook a Renounceable Rights Issue to eligible shareholders raising $189 million.

Financial Performance Statistics

- Oxiana posted a full year operating profit (before depreciation and currency adjustment) of $53.2 million.
- Oxiana had a consolidated cash position of $35 million at the end of 2003.
- The gold price increased from US$344/oz to US$416/oz.
- The LME Copper price increased from US70¢/lb to US105¢/lb.

Gold Price


US$/oz
450
425
400
375
350
325
300
275
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04

Copper Price


US$/lb
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04

LME Cash Grade A Copper

Share Price


Price ($A)
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04

Corporate Structure



Oxiana Limited
OXR
20%*
Rio Tinto
80%
100%
100%
Oxiana Resources Laos Limited (ORLL)
Oxiana Europe Limited
Oxiana Philippines Inc
Prominent Hill Joint Venture (OXR earning 65%)
100%
Lane Xang Minerals Ltd (LXML) (100% ownership of the Sepon Project)
14%
95%
Hellenic Copper Mines Ltd Cyprus
Eastern Mediterranean Minerals Limited Cyprus
Thai Goldfields Joint Venture (OXR earning 75%)

* Oxiana has entered into an agreement to acquire this 20 per cent interest.



Thailand
Operation
In Construction
Advanced Exploration
Exploration
Office

Chairman's Statement



"Market capitalisation more than doubled to $1 billion, reflecting the underlying strength of our exploration portfolio and the generation of first income from our world class Laotian orebodies."

At last year's Annual General Meeting shareholders approved the change in status of the Company from No Liability to Limited Liability. Accordingly, this is the first report of Oxiana Limited and Directors have pleasure in presenting it.

Since the change in status, Oxiana has continued to grow. Market capitalisation more than doubled to $1 billion, reflecting the underlying strength of our exploration portfolio and the generation of first income from our world class Laotian orebodies.

I am pleased to report that we exceeded the target production in our first full year of gold production at Sepon by a significant margin with consequent benefits of lowering the unit cost. Since the price of gold in $US was stronger than the feasibility study assumptions the mine was more profitable and contributed greater cash to the business than projected. Operating profit was $53 million.

Since Oxiana has financed its Laotian operating subsidiary, Lane Xang Minerals, substantially by shareholder loan rather than direct equity, an unrealised foreign exchange loss on those loans has been booked to the profit and loss statement reflecting the shift in $US:$A exchange rate. This unrealised loss substantially reduced the headline profit from the operating profit actually achieved.

The outlook for gold remains positive with prices at year end exceeding $US400 per ounce. Additional drilling within the mine areas added to reserves and resources and provides the basis for expansion of the mine without shortening the life. There remains great potential for additional upside through additional discoveries at identified targets and treatment of primary gold bearing sulphides known to exist beneath the oxidized zones currently being mined.

The Board is also pleased to advise that health, safety and environmental standards achieved at the mine are consistent with best practice in Australia. Management is very aware of the significant impact the Sepon project has on the local, provincial and national economies and people of Laos. We maintain social and cultural programs designed to ensure the benefits to our hosts are not just economic and we are pleased that relationships at all levels of Government are both cordial and businesslike.

Whilst gold has enjoyed a strong $US price, there has also been a resurgence in copper prices as a result of higher world consumption, lowering stocks and the creation of an optimistic outlook for supply/demand based on greater industrial activity. These improved fundamentals occur at a propitious time for Oxiana with the Khanong Copper Mine and processing facility scheduled for first copper production in March 2005.

Whilst we are very focused on these production initiatives to create value from our past exploration success, we maintain a very active exploration program focused on gold and copper. We have numerous identified targets in the Sepon district and are seeking to build on our Indo-China knowledge with other prospects in Laos, Thailand and Southern China.

Oxiana was presented with an opportunity to purchase Rio Tinto's remaining interest in the Sepon Project. Whilst Rio has been Project's development it was always known that its minority interest was not a long term position. With the gold mine in production, an expansion proposed and construction of the copper project underway the timing for purchase of the 20 per cent interest is appropriate. It removes the clawback and pre-emptive rights on the Project and simplifies Oxiana's decision making on development of the Project areas potential.

As Oxiana has grown from an exploration company to a mid-cap producer, the Board is very aware of the need to ensure its Corporate Governance and management systems are appropriate. Whilst the guidelines provided by the ASX, the requirements of CLERP 9 and the adoption of International Accounting Standards are relevant, there is additional development of internal systems and people skills in train. This includes a review of Board skills, responsibilities and composition appropriate to the increased scale and complexity of the Company's interests.

I wish to record my thanks to Directors, Management and Staff who have contributed to what has been a most significant year in our corporate history. 2004 promises to be just as exciting.

Barry Cusack

Barry Cusack
Chairman

Managing Director's Review



"We plan that 2004 and beyond will continue to be growth years for the Company."

Dear shareholder and friend of Oxiana. Thank you for your ongoing support as we continue to grow Oxiana and to add value to the Company for you.

2003 was another year of achievement for your Company. We had an excellent first year of gold production at Sepon with a better than plan 165,255 oz produced at a very competitive cash cost of US$135/oz. We added significantly to our gold resources and reserves which, combined with strong operating performance, gave us the confidence to look at an expansion of the processing plant to double throughput. This expansion was approved by the Board in early 2004. Successful development, step-out and exploration drilling undertaken in the second half of 2003 is likely to further add to resources.

On development of the Khanong Copper Project, we are well into construction and are proceeding according to budget and schedule for first cathode copper in March 2005. After only a limited drilling program at the western extension to the Khanong deposit we have added to reserves, which now stand at a very robust 15.5Mt at 5.2 per cent copper. These reserves will provide a 13 year life for copper production of 60,000 t/a. We also undertook drilling at the nearby, highly promising and extensive Thengkham copper prospect where results look increasingly positive.

With exploration for gold and copper continuing to meet with significant success, Sepon is shaping up as a remarkable gold and copper mineral district and has the potential to be a world class, long life, low cost producer for Laos and for Oxiana.

The Company continues to place the highest importance on its relationship with the local community and environmental management at Sepon.

Whilst our focus has been on developing the Sepon project, we continued with our other exploration work around the world, including in the Philippines and in Cyprus. Notably, we entered a joint venture at Prominent Hill in South Australia where we were attracted to a high grade copper and gold prospect that has the potential to fit Oxiana's strategically preferred characteristics – high grade, low cost, long life and mid-cap sized. The initial drilling program at Prominent Hill met with immediate success and we will accelerate the program of work in 2004.

In early 2004 we announced a growth program for Oxiana which included purchasing Rio Tinto's remaining 20 per cent in Sepon, expanding the Gold Operation and accelerating exploration and development activities at Sepon, in other parts of Laos, in Thailand and Southern China, and in Australia. Funding is to be provided from an underwritten Rights Issue to eligible shareholders. We believe this is an excellent way for shareholders to continue to participate in Oxiana's business and value growth and are highly appreciative of your support for this Issue.

So we plan that 2004 and beyond will continue to be growth years for the Company. Gold and copper prices have firmed and the resources equities market has responded accordingly. We have a strong program of work planned at Sepon and our other project areas and will remain on the 'look-out' for value adding acquisitions and corporate opportunities. We are growing a company – it is both challenging and exciting as we strive towards our mid-cap objectives.

We have a fine group of people in Oxiana at all levels and in all places. I am proud of our people and our performance. We are passionately committed to success and importantly we still believe the best is yet to come.

Owen Hegarty
Managing Director

Operations



HITACHI
7

...n Savannakhet province in southern Laos

December 2002

Discovery, Discovery Colluvial, Discovery West, Nalou, Namkok West, Namkok East, Luang and Vang Ngang

22.6Mt at 2.88g/t for 2.09Moz

14.2Mt at 3.43g/t for 1.6Moz

Via open pit

1.25Mt/a

Conventional CIL circuit

Sepon Gold Operation

Key points

- First full year of gold production at Sepon.
- Production of 165,255 ozs.
- Cash costs of $135/oz.
- Costs in the lowest quartile for gold producers worldwide.
- Two new near-mine deposits discovered.
- Resources and Reserves increased significantly.

The strip ratio increased throughout the year as deeper parts of the orebodies were accessed, however the average of 1.7 for the December quarter reflected continuing favourable mining conditions.

Throughout the year mining capacity was well in excess of requirements. Mining operations moved to higher elevations which, along with well established haul roads, allowed mining to continue largely unaffected during the wetter periods.

The processing plant performed well throughout the year with only minor stoppages for routine repairs. As operating experience was gained, improvements were progressively made, including the installation of a spillage conveyor on the crusher, and modification to the mill and lifters. Additional plant improvements are planned to further enhance performance throughout 2004.

2003 was the first year of gold production from Sepon (Figure 1). The ramp-up phase progressed quickly following the first gold pour on 28 December 2002 and full production was achieved by mid February. Mining and processing continued to perform well throughout the year with all main production elements exceeding budget. Total production of 165,255oz of gold for the year exceeded both the original budget and revised forecasts.

Mining commenced at the Discovery West and Nalou pits with the Vang Ngang and Discovery Pits opened up towards the end of the year (Figure 2). Waste material from mining operations was used for construction of haul roads and the Tailings Storage Facility embankment, thus minimising the construction of mine waste dumps.

Tight grade control drilling procedures were successfully implemented with a 5m x 10m grade control pattern used throughout the mining areas. At each of the mined deposits, this drilling identified higher grade zones than predicted by resource models (Figure 3). This translated to higher than planned mined and milled grades of 4.42g/t and 5.00g/t respectively. Improvement of stockpiling strategies allowed better control of the mill feed hardness and ore grade through the year.

The orebodies at Sepon are shallow and as such offer low stripping ratios. The delineation of ore previously identified as waste resulted in lower than budget stripping ratio for the year at 1.24 compared with a planned 2.4.


China
Vietnam
Myanmar
Hanoi
Laos
Chiang Mai
Vientiane
Sepon MEPA
Thailand
Khon Kaen
Savannakhet
Hue
Ubon Ratchathani
Bangkok
Cambodia
100km

Figure 1: Sepon Location Map.


Luang
Discovery
Discovery Colluvial
Discovery West
Khanong Copper Plant (in construction)
Gold Plant
Haul Road
Khanong Copper Plant (planned)
Namkok West
Namkok East
Vang Ngang
1km

Figure 2: Sepon Site Plan.

Sepon Gold Operation


SERIES II
D400E

Loading ore into a haulage truck at Sepon.

Importantly, the mill performed well during the mid year wet season, with record production recorded during this period. Ore handling challenges which resulted from the wet conditions were resolved through operator ingenuity and plant modifications. Throughput of the mill continued to improve following the wet season with treatment rates exceeding nominal plant capacity by year end.

Costs of some consumables were lower than anticipated resulting in a better than forecast processing cost per tonne. As mining moved through the oxide material and into the partially oxidised transition layer, recoveries eased in line with the mine plan. Treatment of partial oxide ore will be deferred in 2004 by moving laterally within oxide layers in existing pits and commencement of mining at new pits. The introduction of an enhanced grinding circuit as part of a planned gold expansion (see page 14), will allow greater flexibility in ore type processing in 2005.


RL (m)
1875650mN
1875700mN
1875750mN
290
280
270
260
250
240
230
220
16m@8.3
15m@8.3
12.5m@6.7
10m@11.6
11m@8.1
Current Pit
7.5m@9.4
10m@11.0
6m@10.7
11m@7.4
11m@11.9
Base of Oxidation
Base of Partial Oxidation
Values >0.7 g/t Au
Note: All values are in g/t Au

Figure 3: Grade control drilling at the Discovery West Deposit revealed higher grade zones than previously modelled.

Operating Cash Costs of US$135/oz for the year, were in the bottom quartile of gold mining operations around the world. Costs remained at competitive levels throughout the year, although lower recoveries and the progressive increase in stripping ratio resulted in costs increasing slightly to US$149/oz by the December Quarter.

Sepon Gold Operation Production

	Units	12 months to December 2003 (100%)
Ore mined	Tonnes	1,572,195
Grade	g/t	4.42
Strip ratio	w/o	1.24
Ore milled	Tonnes	1,173,248
Grade-gold	g/t	5.00
Grade-silver	g/t	8.41
Recovery gold	%	87.7
Silver	%	39.0
Production gold	oz	165,255
Silver	oz	123,782
Gold sold	oz	159,768

Sepon Gold Operation Costs

Cost Category	12 months to December 2003 US$/oz
Operating (1)	125
Refining and transport	5
By-product credit (2)	(4)
Royalties	9
Total cash cost	135
Depreciation, depletion and amortisation (3)	74
Rehabilitation (4)	4
Total production cost	213

(1) All costs incurred by the site, including inventory changes, corporate charges and foreign exchange impact. Exploration and resource drilling expenditures are not included in mine site cash costs.

(2) Revenue from silver at spot price.

(3) Includes amortisation of the pre-production capital, and depreciation of mine operations capital expenditure, which includes exploration, resource drilling and sustaining capital.

(4) Provision for final site reclamation in addition to ongoing rehabilitation costs.







Crushing circuit at night.



Khanong Copper Project

60,000 t/a Grade A LME copper as cathode

0.80Mt of copper

1.12Mt of copper

Quarter 4, 2004

Quarter 1, 2005

13 years

5.2 per cent copper

US$205 million

Oxiana is currently well advanced in the development of the exciting Khanong Copper Project. The project, which is adjacent to the gold operation at Sepon in Laos, is proceeding to both schedule and budget (Figure 4).

The new copper mine and processing plant will begin operating in early 2005 following a 27 month construction period which commenced in early 2003.

The Khanong copper orebody is a high-grade chalcocite and oxide copper deposit (Figure 5). It will be mined at a rate of 1.3 million tonnes per annum with ore to be processed by way of a Whole-of-Ore leach and Solvent Extraction and Electrowinning (SX-EW) operation to produce copper metal in the form of cathodes, on site (Figure 6). Production is scheduled at a steady 60,000 t/a of copper cathodes.

In early 2003 an engineering, procurement and construction contract was awarded to the Khanong Development Group (KDG), a joint venture between engineering consultants Ausenco Limited and Bateman Engineering Pty Ltd. In May 2003 the SX-EW packages were awarded on a lump sum basis to Finnish metal technology company Outokumpu OY Pty Ltd.

By the end of 2003 all long-lead items, including the SX-EW package, had been ordered along with early construction packages including concrete, logistics, camp management and tank platework. All other construction packages were either awarded or in the process of final evaluation by early 2004.

In February 2004, the construction workforce had already exceeded 1,000 persons with peak activities projected to occur between April and August 2004.

In 2003, Oxiana signed another agreement with Outokumpu whereby Outokumpu will buy most of the copper cathodes produced at Sepon in the first years of production. Outokumpu will use most of the metal in its South East Asian operations.

As part of the Khanong Copper Project, Oxiana is constructing an approximately 170km power line from the town of Thakhek, on the Lao-Thai boarder, to Sepon. Grid power will reduce operating costs at Khanong significantly and is hence an integral part of the project. The capital cost of the transmission facilities is included in the total project costs.








Discovery Gold Pits
Khanong Copper Pit
Gold Plant
Padan Village
Gold ROM Pad
Copper ROM Pad
Copper Plant

Figure 4: Khanong copper location.

Khanong Copper Project continued

The capital cost of the Khanong Copper project is US$205 million applied to construction related expenditure and US$30 million dedicated to working capital and initial financing costs. The total financing required will be sourced through a combination of US$185 million of debt with the balance coming from equity contributions through LXML.

The lenders are a group of European and Australian commercial banks, government owned export credit agencies and government owned development finance institutions. The financing package is well advanced and first drawdown of funds is scheduled for early 2004.

Copper Economics

The price of LME copper rose by 50 per cent in 2003 from US70¢ to US105¢/lb. In 2004 demand for copper is predicted to continue increasing at a faster rate than supply with forecasts of a market deficit over the next few years. The Khanong copper mine, scheduled to begin production in early 2005, will be well placed to take advantage of these favourable market conditions. With cash costs of copper production from Khanong estimated to be US37¢/lb – one of the lowest cash costs in the world* – and a strong copper market, cash margins will likely far exceed the 2002 bankable feasibility predictions.

CRU data.

Khanong Copper Timeline

- January 2003 – September 2003: KDG appointed as EPCM contractor, access road Route 28A upgraded, majority of engineering works completed, early contract packages awarded, long lead items ordered, site works commenced.
- October 2003 – December 2004: main construction period.
- Quarter 4 2004 – 1st Quarter 2005: commissioning and final construction.
- 1st Quarter 2005: First Copper Cathode production.



Schematic N - S Cross Section 608250E through Central Part of Deposit
34m @ 10.95% Cu
28m @ 3.9% Cu
35m @ 5.1% Cu
48m @ 11.6% Cu
Ironstone
Limonitic Clay
ELEV.(m) A.S.L
300m
250m
40m @ 6% Cu
Chalcocite Zone
34m @ 8.3% Cu incl. 22m @ 11.4% Cu
Limestone
Siltstone
Dolomite
78m @ 5.7% Cu incl. 16m @ 9.3% Cu 43m @6.8% Cu
Siltstone
5m @ 6.2%
37m 12.5% CU
100m
Silica Pyrite-Chalcopyrite
Limonitic Clay
Copper Oxide Zone

Figure 5: The Khanong deposit is a high-grade and largely flat-lying orebody.



Gold Plant

Figure 6: Impression of the Khanong Copper Plant.



Concrete pour at the Khanong Copper Project.

Projects

Construction 2004

Full production start of 2005

New primary crusher and new SAG/ball mill combination with additional CIL tanks

Expanded plant capacity 2.5Mt/a

Initial production 230,000oz

Initial cash costs <US180/oz

Capital cost $40 million (US$30 million)



Scheduled for 2004-2005

To asses feasibility of a primary ore treatment operation

Drilling program to accelerate in 2004

Metallurgical test work for 2004

Engineering studies 2004-2005

Expansion of the Sepon Gold Operation

In 2004 Oxiana is undertaking an expansion of the existing oxide gold processing facility at Sepon.

Construction work will take place throughout the year, with commissioning scheduled for late 2004 and full expanded processing expected by the beginning of 2005.

Following increases in reserves and resources in 2003, a plan to double plant capacity to 2.5M/a was approved. From 2005 the expanded gold plant will produce approximately 230,000oz per year with cash costs of production expected to be approximately US$180/oz. Ore grade is expected to average 3.4g/t in the first two years and the total tonnage processed under the proposed Life-of-Mine plan will be 19Mt at an average grade of just over 2.9 g/t gold.

Following the expansion, the Sepon gold operation will deliver an eight year Life-of-Mine from 2005, mining all currently defined deposits and approximately 56 per cent of the additional Resources defined at July 2003. The expansion plan conservatively assumes no additional discoveries or conversion of additional resources to reserves.

The processing plant design incorporates an additional primary crusher and a new SAG/ball mill combination with additional CIL tanks (Figure 7). Capital cost for construction of the new plant is estimated at US$30 million and includes mining preparation, and associated infrastructure. The expansion will also take advantage of grid power with the current diesel generators delegated to a standby role.



Figure 7: Location of expanded gold plant infrastructure.


CHERT
41m@2.44g/t Au
Current Pit Outline
Base of Oxidation
Base of Partial Oxidation
38m@7.31 g/t Au
40m@7.5g/t Au
8m@5.02g/t Au
14m@3.91g/t Au
Sulphide Potential
Gold Mineralisation

Figure 8: Primary mineralisation will be targeted below oxide resources as part of a 2004 project to investigate the feasibility of treating this ore at Sepon.

Primary Ore Treatment Studies

Oxide and partial oxide ore is currently being processed at Sepon. As well as pursuing more oxide gold resources in the Sepon area, Oxiana is investigating the feasibility of treating primary, or sulphide, ore to produce gold.

Sepon hosts substantial resources of primary ore with more than 1 million ounces (see page 17) already defined immediately beneath the oxide and partial oxide resources at Discovery, Discovery West and Nalou (Figure 8). As these primary ores cannot be satisfactorily treated through the current CIL gold processing facility, exploration to date has focused on increasing the oxide resource base. With the gold operation performing successfully and oxide reserve and resource inventories increasing, a project to investigate the potential of these primary resources was initiated late in the year.

This included a drilling program to explore for primary ore at existing deposits, both laterally and at depth. Metallurgical test work to examine treatment options for these ores will be undertaken in 2004 with a feasibility study planned for 2005.

Aerial view of Sepon Gold Plant with Copper Plant under construction in the background.



Reserves and Resources Statement

Sepon Gold Resources (1g/t Au Cut-off) at 31 December 2003

Category	Tonnes (Mt)	Au Grade (g/t)	Ag Grade (g/t)	Au '000 oz	Ag '000 oz
Oxide/Partial Oxide Gold*					
Measured	8.03	3.50	5.95	903	1,537
Indicated	9.96	2.60	4.50	834	1,445
Inferred	4.59	2.42	4.10	357	599
Measured, indicated and inferred gold	22.58	2.88	4.90	2,093	3,581
Primary Gold					
Measured	3.08	2.94	5.9	291	587
Indicated	4.92	2.95	4.5	466	711
Inferred	5.69	3.03	5.0	555	913
Measured, indicated and inferred primary gold	13.68	2.98	4.7	1,309	2,084

** These Resources are inclusive of Ore Reserves.*

Sepon Gold Reserves (Oxide and Partial Oxide) at 31 December 2003

Category	Tonnes (Mt)	Au Grade (g/t)	Ag Grade (g/t)	Au '000 oz	Ag '000 oz
Proven	6.83	3.75	5.90	823	1,295
Probable	6.87	3.11	5.26	687	1,162
Stockpile	0.53	3.29	3.90	56	66
Total Gold	14.22	3.43	5.68	1,569	2,598

Sepon Copper Resources* (1% Cu Cut-off) at 31 December 2003

Category	Tonnes (Mt)	Cu Grade (%)	Cu (kT)
Measured	13.7	4.55	623
Indicated	6.05	4.55	275
Inferred	7.01	3.16	222
Measured, indicated and inferred	26.76	4.19	1,121

Sepon Copper Reserves as at 31 December 2003

Category	Tonnes (Mt)	Cu Grade (%)	Cu (kT)
Proven	11.99	5.1	611
Probable	3.51	5.7	200
Total	15.5	5.2	806

Competent persons

Within this statement references to exploration results have been approved for release by Tony Manini (BSc Hons, FAusIMM), who has 16 years experience in the field of activity concerned and is a competent person under the meaning of the JORC code.

Information in this Report relating to Mineral Resource and Ore Reserve estimates is based on contributions provided by persons with the necessary experience relevant to the style of mineralisation, the type of deposit and the activity undertaken to qualify as a 'competent person' under the JORC Code. The competent person responsible for compilation and sign off on the Reserve statement is Mr Dean Pontin. The competent persons responsible for compilation and sign off on the Resource statement are Mr Christopher Gerteisen and Mr Nicolas Johnson.

Exploration

Exploration Highlights

Increased the Sepon gold resource from 3.5Moz to 4.1Moz and reserves from 0.93Moz to 1.57Moz

Added 120,000t of contained copper to the Khanong reserves

Delineated two new gold deposits at Sepon

Significant new intersections of primary mineralisation at Sepon

Encouraging results from the near mine prospects at Sepon

Entered the Prominent Hill Joint Venture

Delineated a significant copper gold system at Prominent Hill

Encouraging results from new Thai exploration projects. Initiated exploration in China



Near Mine Exploration

Following successful commissioning of the Sepon gold mine, Oxiana moved quickly to re-activate exploration programs across the Sepon mineral district. A total of 690 holes for 31,654 metres of resource development drilling, and an additional 417 holes for 21,548 metres of near mine exploration drilling was undertaken in 2003.

A re-calculation of resources and reserves was completed in August incorporating the drilling undertaken through to July 31. This led to a significant upgrade in reserves and resources, with the gold resource inventory rising from 3.5Moz to 4.1Moz and reserves increasing from 0.93Moz to 1.57Moz (see page 17).

Two new deposits, Vang Ngang and Luang, were delineated during the year, bringing the total number to eight. Both of these were quickly advanced to resource status and remain open for follow up drill testing.

Extensions to the Discovery (West, Colluvial, Main and East), Nalou and Namkok West deposits were identified. All deposits remain open in at least one direction and drilling to further expand the resources is ongoing.

Significant resources of primary mineralisation were delineated beneath the oxide gold deposits currently being mined at Nalou, Discovery and Discovery West. Further drilling and technical investigations into the feasibility of processing this ore are in progress (see page 16).

Outside the immediate mine environs, drilling continued to follow-up earlier encouraging drill intersections obtained at the Nackachan prospect and to test extensions of a newly identified corridor of mineralisation extending easterly over three kilometres to the Ban Non prospect. Drilling also tested gold targets at the Songkham, Red Hill and Phavat prospects. Priority targets for follow up drilling were identified at the Phavat and Red Hill prospects, south and east of the Vang Ngang deposit and along strike to the east of the Luang deposit.

Better results from this drilling included:

Nackachan	4m at 8.2 g/t Au
	10m at 4.4g/t Au
	11m at 6.3g/t Au
Phavat	10m at 4.3g/t Au
	18m at 2.6g/t Au
	9m at 5.7g/t Au

Limited drilling was completed at the Khanong copper deposit to evaluate the resource potential of the sparsely drilled western high grade zone. This highly successful program added 120,000t of contained copper to the Khanong copper reserves with an increase from 11.5Mt at 5.1 per cent Cu to 15.5Mt at 5.2 per cent Cu (see page 17). Resource development drilling will continue at Khanong in 2004 (Figure 9).

Copper exploration also continued to follow up targets at the Thengkham prospect, a large copper system located seven kilometres west of the Khanong deposit.

Three separate areas of ore grade copper mineralisation were delineated within a four kilometre long corridor (Figure 10).

Results from drilling late in 2003 included:

33m at 5.4% Cu including 13m at 9.94%

18m at 4.6% Cu

37m at 2% Cu

26m at 2.33% Cu

9m at 2.7% Cu and 1.93g/t Au

26m at 2.2% Cu

27m at 2.3% Cu and 0.51g/t Au

8m at 6.8% Cu

14m at 1.2% Cu

All three areas remain open and systematic drilling aimed at proving up resources will be completed in 2004.

Numerous other copper and gold targets identified by scout drilling and soil geochemistry will also be drill tested.

Oxiana geologists are continuing to advance the understanding of the Sepon mineral district through ongoing exploration and research. Studies completed during the year generated 36 priority gold targets for assessment in 2004. A similar copper targeting exercise is in progress.

Any potentially economic gold and copper resources identified will be rapidly progressed for incorporation into the long term mine plans.

Sepon Exploration

The Company's primary exploration objective is for early and substantial additions of the gold and copper resources and reserves in the Sepon Project area.

Additional gold resources will be sought from:

- incremental expansions of the existing oxide and partial oxide resources through ongoing near-mine exploration and development drilling;
- extensions to the Primary (Sulphide) gold resources; and
- systematic exploration of the Sepon Mineral District where at least 36 targets outside the near-mine environs have been identified for assessment.

Additional copper resources will be sought from:

- expansions to the Khanong copper deposit, which remains open to the north-west, south-east and down-dip in several areas;
- continuing evaluation of the Thengkham copper prospect where drilling has already outlined potential for high grade deposits; and
- investigation of the untested potential for primary copper mineralisation beneath the Khanong copper deposit and other identified target areas.

Near Mine Exploration continued



2004 High Priority Area
2004 High Priority Area
Gold Plant
Copper Plant
Western High Grade Zone (2003)
1875000 mN
N
500m
Drill Hole
Drill Hole with Intercepts >5m at >1% Cu
Drill Hole with Intercepts >5m at >4% Cu

Figure 9: Drilling at the western high grade zone of the Khanong Copper Deposit added 120,000 tonnes of copper to reserves. Drilling in two further promising zones is planned for 2004.



597000 mE
598000 mE
599000 mE
600000 mE
1874500 mN
1873500 mN
Thengkham Porphyry
11 @ 2.1
6 @ 1.3
26 @ 2.3
Inc 5 @ 4.9
33 @ 5.4
Inc 13 @ 9.9
37 @ 2.0
8 @ 1.5
27 @ 2.3
8 @ 1.1
9 @ 2.7
14 @ 1.2
14 @ 1.2
26 @ 2.2
30 @ 2.0
18 @ 4.6
Inc 8 @ 6.8
RL 380m
RL 340m
RL 290m
Thengkham
Gold Resource
N
500m
Drill Hole (Previous Programs)
m @ % Cu
Drill Hole (Recent Program)
Supergene Copper Corridor
Mineralisation Open

Figure 10: Significant copper mineralisation was intersected over 3km of strike at the Thengkham Prospect.

Exploration

Regional exploration in Laos

Oxiana aims to utilise its experience in Laos to pursue other resource development opportunities in the country.

Two applications have been submitted to the Lao Government covering areas considered to be prospective for large gold and copper systems. Upon approval of the applications, several gold and copper targets identified by the Company will be drill tested and detailed surface exploration will commence to fully assess the potential of the tenements.

Assessment of the numerous other gold and copper occurrences throughout Laos is continuing.

Australia – Prominent Hill

In 2003 Oxiana entered a staged farm-in to the Prominent Hill Joint Venture, owned by Minotaur Resources Limited. Oxiana can earn 65 per cent by spending a total of $34 million on staged exploration, feasibility studies and development, with opportunities to withdraw at various milestones.

Prominent Hill is considered to be highly prospective. Ore grade copper and gold was discovered by the Mount Woods Joint Venture (then BHP 51 per cent, Newmont 23.9 per cent, Minotaur 19 per cent, Sons of Gwalia 3.8 per cent and Sabatica 2.3 per cent) in 2001, with discovery hole URN 1 intersecting 107m at 1.94 per cent copper and 0.65g/t gold in mineralised hematite breccias with similar characteristics to the mineralised breccia at Olympic Dam.

Follow up drilling by the MWJV confirmed the potential of the area for a significant copper-gold deposit. Drilling in 2002-2003 focused on outlining the global envelope of the mineralisation and testing targets immediately outside the mineralised system. This drilling identified the northern and southern limits of the mineralisation while the eastern and western extensions remained open. Infill drilling returned further wide high grade intersections including 41 metres at 6.06 per cent copper and 53m at 3.43 per cent copper respectively (in drill holes RP 026 and RP027).

Prominent Hill Joint Venture

Oxiana can earn 65 per cent interest in the Prominent Hill Joint Venture by:

(a) Funding a $3.5 million exploration program (Stage 1).

Oxiana can withdraw from the project after completing Stage 1.

(b) Completion of a pre-feasibility study or the expenditure of a further $5.0 million (Stage 2).

Oxiana will hold 35 per cent of the project when Stage 2 is completed.

(c) Completion of a final (or bankable) feasibility study and aggregate farm-in arrangements totaling $34 million inclusive of the amounts in Stages 1 and 2.

Oxiana will earn up to 65 per cent as it incurs Stage 3 expenditure.

The objective is to complete all three stages within 30 months of the joint venture being signed.

Minotaur Resources Ltd will manage Stage 1 and thereafter the exploration program, with Oxiana managing the feasibility study and subsequent construction and mining operations.



Drill Section 6000E
S
N
6712100
6712200
6712300
6712400
RP030
RP031
200
100
0
-100
-200
-300
?
11m @ 4.57% Cu, 0.69g/t Au
103m @ 2.52% Cu, 1.10g/t Au
Footwall Volcanics
33m @ 3.01% Cu, 0.82g/t Au
10m @ 1.04% Cu, 0.64g/t Au
54m @ 1.96% Cu, 0.78g/t Au
450
92m @ 0.81% Cu, 0.18g/t Au
557
Mafic Volcanics
Haematite Breccia
Fault Complex
Hanging Wall Skarn
133m @ 1.72% Cu, 1.39 g/t Au
7m @ 1.07% Cu, 0.59g/t Au

Figure 11: Wide intersections of copper and gold mineralisation were encountered in holes RP030 and RP031, 100m east of the previous drilling on the Prominent Hill deposit.

Exploration continued

A drilling program completed at Prominent Hill and funded by Oxiana Limited in late 2003 as part of its 65 per cent earn in, comprised three diamond drill holes (DP015-017) and five reverse circulation holes (RP030-034).

A substantial copper-gold system was delineated over 600 metres of strike extent, to a depth of 500 metres. Wide intervals of high grade copper-gold mineralisation remain open to the east, south and at depth (Figure 11).

Appreciably higher copper and gold values than those reported in earlier drilling are considered likely to have a significant impact on the ultimate size and grade of the mineralised system.

Better results include:

Hole RP30 103m at 2.5% Cu, 1.1g/t Au including 21m at 6.2% Cu, 1.1g/t Au

Hole RP31 133m at 1.72% Cu, 1.4g/t Au including 27m at 4.2% Cu and 2.3g/t Au

Hole RP032 66m at 2.54% Cu, 0.43g/t Au including 29m at 4.10% Cu, 0.28g/t Au

Hole RP033 35m at 5.25% Cu, 0.32g/t Au

Hole RP034 10m at 6.62% Cu, 0.20g/t Au

Hole DP16 26m at 2.46% Cu, 0.38g/t Au

Hole DP17 49m at 1.44% Cu, 0.6g/t Au

An accelerated program of drilling and metallurgical test work aimed at extending high grade mineralisation to the east and establishing an initial resource for the Prominent Hill copper-gold deposit will commence in the first quarter of 2004.

Oxiana intends to rapidly progress the Prominent Hill project from initial resource delineation and metallurgical studies to detailed resource evaluation and pre-feasibility study status.

Thailand

In Thailand, an exploration joint venture was initiated with Thai Goldfields N.L. to explore for epithermal gold deposits in the Loei and Phetchabun gold belts.

Oxiana maintains a 50 per cent interest in this generative joint venture and can elect to earn up to 75 per cent by sole funding the next A$4.75 million of expenditure on any project. A further 5 per cent can be earned by funding through feasibility to decision to mine.

Following a detailed data review and field assessment of existing tenements held by Thai Goldfields (Figure 12), Oxiana elected to sole fund an initial program of detailed surface exploration and drilling. Each of the tenements host extensive gold in soil anomalism, high grade gold in rock chips and classic epithermal alteration and veining.

Drilling in progress at the Wang Yai and LD project areas has confirmed prospectivity of the area with alteration and quartz veining typical of epithermal systems intersected over several intervals in the initial holes.

Compilation of regional data and reconnaissance exploration aimed at generating new projects is ongoing.

China

In 2003 Oxiana broadened its international exploration programs to include project generation in China.

Several Memorandum's of Intent (MOI) were signed with Chinese State Companies to assess gold and base metals properties held under tenement in the south-western provinces of Yunnan and Sichuan.


Phitsanulok
Myanmar
Laos
Project Area
Thailand
Bangkok
Cambodia
Vietnam
Wang Yai Project Area
Phetchabun
Chatree Gold Mine
'LD' Project Area
10km

Figure 12: Oxiana is exploring in the Loei and Phetchabun gold belts in Thailand in joint venture with Thai Goldfields NL.







Oxiana is currently finalising joint venture documentation with the Yunnan Geological and Mineral Resources Bureau (YGMR) for an early stage gold exploration project located in the Dian-Qian-Gui (golden triangle) area of south-eastern Yunnan Province. Exploration of the tenement is expected to commence in 2004 (Figure 13).

The Tangshang gold project covers a 15 kilometre long co-incident gold-multielement stream sediment geochemical anomaly centered on a highly prospective sedimentary dome complex.

Project generation activities are ongoing and further technical assessments of gold and base metals properties in south-western China is continuing.

Oxiana intends to establish an exploration office in Kunming, the capital of Yunnan Province in early 2004.


Sichuan
Guizhou
Jinfeng Gold Deposit (3Moz)
Kunming
Yunnan
Tangshang (Au)
Guangxi
YGMR MOI Area
Myanmar
Vietnam
Laos

Figure 13: Oxiana is pursuing exploration opportunities in the south-western provinces of Yunnan and Sichuan in China.



Exploration drill rig.

Exploration continued

Cyprus

Oxiana holds a 95 per cent interest in Eastern Mediterranean Minerals Limited (EMM) with Hellenic Mining Company Limited owning the remaining 5 per cent.

EMM holds a number of exploration permits and exploration permit applications covering gold and copper prospects and anomalies in the Troodos Complex of central Cyprus, a proven district for copper rich volcanogenic massive sulphide mineral systems (Figure 14).

Drilling in during 2003 tested several geophysical targets generated from ongoing reprocessing of historical data. Six anomalies in six historical copper producing districts were tested. While sulphides were encountered in all holes drilled, no mineralisation with economic potential was identified. Massive sulphide hosted polymetallic mineralisation grading up to 2.9 per cent Cu, 5.2 per cent Zn and 1.7g/t Au was intersected in the initial drilling at Kallekades prospect, however follow up proved disappointing.

A review of regional magnetic and gravity data in the Troodos complex identified a number of potentially significant alteration systems for follow up with ground geophysics. Programs of deep penetrating electrical geophysics and drilling are planned to test unexplored areas beneath shallow sedimentary cover near existing mines in 2004.

Philippines

Oxiana, through Oxiana Philippines Inc, holds several exploration permits and exploration permit applications prospective for porphyry Cu-Au, epithermal Au and VHMS deposits. Several of the tenements are strategically located close to the major gold and copper-gold discoveries at Boyangun (Anglo American), Victoria (Lepanto) and Didipio (Climax). During the year approval was received for the Pao exploration permit in Luzon.

While exploration completed to date has identified several high quality targets at both the Pao and Gambang tenements, workability issues continue to impede progress.

Initial reconnaissance exploration of the Leyte and Surigao tenements was completed. A large area of alteration with some outcropping copper and base metal mineralisation was delineated in Surigao with float samples assaying up to 3.7 per cent Cu. Soil sampling nearby returned up to 6.3g/t gold. Further assessment to determine the economic potential of this mineralised system is planned for 2004.

Discussions on a proposed joint venture combining Oxiana properties with those of a Philippines mining company failed to reach a satisfactory conclusion and were terminated.



33° E
Mediterranean Sea
Skouriotissa Copper Operation
Mavrovouni 15Mt at 4% Cu
Kyrenia
33° N
Nicosia
Kallekhades
Larnaca
Kalavasos
Paphos
Limassol
N
20km
Copper District
Oxiana Prospect
Oxiana Tenements
2004 Target Areas
Pillow Lava Series*
Diabase*
Sediment Cover
Gabbro, granophyre and ultramafic suites*
* Trodos Complex

Figure 14: Drilling in Cyprus is testing geophysical targets.



Community

ntaining Our [illegible] cens[illegible]

Managing the first ever major mining project within Laos places responsibility on Oxiana as an international mining company in the developing world. We are seeking to consolidate our social license and engage the community as a development partner whilst demonstrating transparency and cultural respect.

Our aim in developing the mine is to effect long term sustainable benefits for the region and country, ensuring that local people share in the benefits whilst leaving a positive legacy of which the industry can be proud.

Community relations programs

Community relations programs at the Sepon mine site are implemented through a dedicated group on site under the direct supervision of a Company officer.

Central to our approach is the concept of full dialogue with local communities on all aspects of mine operations and the creation of enduring stakeholder partnerships.

Oxiana has developed a strategic model of community engagement through the Community and Indigenous Consultative Committee (CICC). The committee meets monthly to allow villagers, appointed Chiefs, tribal elders and government representatives to meet directly with executive management officers of the mine and discuss issues in a culturally sensitive, transparent forum with documented resolutions.

Sepon Community Development Trust Fund

As an integral component of operation at Sepon, Oxiana has committed to establishing a trust fund for development of the local community and to assist the delivery of Government services. The commencement of the Sepon Community Development Trust Fund activities during 2003 represents a significant milestone for the project.
A number of small infrastructure projects were completed, benefiting people from local villages and the Vilabouly region surrounding the mine. Specific programs completed during 2003 included projects within the areas of education, agriculture and health.

Education projects

A new school facility was constructed at Nam Kip to serve three surrounding villages. The facility has four classrooms and will cater to students up to junior secondary school. Teaching at the school commenced in late 2003.

Trust Fund sponsorship of the Nam Kip school included site earthworks, building construction costs, provision of classroom furniture, teaching staff salaries, teaching aids and sporting equipment. LXML staff are currently teaching English language to school students on a part time basis.



Adult education training projects

Central to our vision of excellence in education, is the importance of adult education. Adult education programs have aimed to provide sustainable incomes to local villagers through specialised training in weaving and handicrafts, providing families and future generations with a sustainable alternative to slash and burn agriculture.

Fourteen trainees were sponsored from local villages to undertake intensive training in silk and cotton weaving, natural colour dyeing and clothing manufacture using locally grown materials. At year end, 42 villagers were skilled in weaving with significant flow-on benefits. Cotton and silk based weaving groups are continuing to grow and program success is now dependent upon continued training to improve quality control aspects to meet export market requirements.

The bulk of all trainees have now sold their first weaving products to marketing organisations in Savannakhet.

Health projects

Sepon Community Trust Fund health projects in 2003 included a village survey of children's health, HIV awareness training within Vilabouly District, installation of 16 additional clean water wells in the area and upgrades to Vilabouly Hospital.

Water and electricity supply to the Vilabouly District Hospital was upgraded and refurbishment of the maternity ward completed. New medical equipment for the maternity ward is being purchased for the hospital by the Trust Fund.

Agriculture projects

In 2003 the mine nursery was extended to facilitate training of local farmers in cash crop production as an alternative to unsustainable swidden rice agriculture. Some 24 villagers have completed training and participated in a study trip to commercial nurseries at Saravan, Pakse and Savannakhet.



Sepon Community Development Trust Fund sponsorship.

A small scale demonstration piggery is currently operating with Trust Fund sponsorship and detailed proposals to expand the operation including, food supply requirements, vetinary support and technology transfer to local villages are currently being drafted.

Government partnerships

Oxiana facilitates Government participation in all aspects of the mining operation and has undertaken training, workforce participation, structured workshops and open reporting to all levels of Government.

A team of Government officers is present on the site at all times and is encouraged to become involved in day to day planning and mine meetings. Structured meetings with the District Government are convened monthly through the CICC, and quarterly workshops are hosted to update National and Provincial Governmental agencies on mine site issues, environmental, social, safety and workforce performance, training implementation and community assistance packages.

During the year Oxiana funded international study tours of operating mine sites within Thailand and Australia for Lao Government officers and hosted meetings between Australian regulatory agencies and their Lao counterparts to facilitate understanding of established best practice in environmental and social management in other countries.









The Nam Kip School constructed with Trust Fund sponsorship.

Environment



Oxiana is committed to minimising the environmental and social impacts caused by construction and mining activities

An external environmental audit found site environmental and social management aspects to be highly commendable and community and social extension services excellent

In 2003 Oxiana committed to gaining accreditation of an Environmental Management System to international standard ISO 14001

In 2003, over 15 hectares of replacement land was planted with hardwood and fruit tree species to provide sustainable future incomes from non timber forest products



Environmental Management Plan

A comprehensive Environmental Management Plan (EMP) for the Sepon gold mine was endorsed by the Lao Government in 2002. This document outlines the operational means of managing and monitoring environmental impacts associated with the project, drives site environmental practices to international benchmark standards, facilitates compliance with all permits, standards and operating guidelines and commits Oxiana to achieving recognised best practice in environmental stewardship.

The EMP was independently reviewed and updated in December 2003 to integrate environmental planning and management controls for the Khanong Copper Project with current practices in place for gold operations. Within the revised plan, specific procedures are documented to facilitate implementation of optimum management measures, mitigate negative impacts and conduct ongoing monitoring, review and audit of environmental activities. Specific plans exist to manage site rehabilitation works, waste rock dumps, process waters, sediment and erosion control, tailings storage facilities, acid rock drainage and field investigations in support of mine closure planning.

The implementation and management of the EMP at Sepon is the responsibility of a dedicated group of environmental specialists, with assistance provided by international consultants. Consistent with commitments towards continual improvement and recognised best practice, site performance against the EMP, licenses, permits, standards and guidelines are reviewed annually and objectives and targets have been developed to quantify improvements in site environmental management.

The first external audit of EMP implementation was commissioned during August 2003. The audit findings considered site environmental and social management aspects to be highly commendable, with verifiable adherence to the stringent standards imposed on the site. Significantly, the auditors found that regulatory commitments to rehabilitation, project planning and replacement are on target and that community and social extension services were excellent.


02
2400





Environment continued

The environmental monitoring plan was updated to meet the needs of both the expanded gold mine and the Khanong Copper Project, incorporating the audit findings.

Environmental Management System (EMS)

Environmental Management Systems provide a systematic framework for the identification, assessment, management and monitoring of environmental issues and performance. Oxiana has commenced the process of development, implementation and accreditation of an Environmental Management System to international standard ISO 14001. Development of a site EMS was ongoing during 2003 and a full project audit is scheduled for June 2004, after which an action plan for full implementation and accreditation will be developed.

Rehabilitation

During 2003, over 15 hectares of replacement land was planted with hardwood and fruit tree species. This will form the basis for future large scale plantations of non-timber forest products to ensure ongoing sustainable incomes to the surrounding community following eventual mine closure.

Mine site rehabilitation activities during the year were confined to disturbed areas along haul road corridors, topsoil stockpiles and the Nalou Stage I Waste Dump. Over 22,000 seedlings were propagated in the site nursery and transplanted to the field.

Recycling

Consistent with best practice principles to reduce waste generation and maximise recycling, waste segregation is undertaken both at the waste source and at the waste disposal site. To increase community awareness and workforce participation in waste management, all funds generated from waste recycling have been allocated to construction of elementary schools in local villages along Route 28A. Waste products sold to scrap merchants during 2003 included metal scrap (733kg), paper (783kg), aluminum and steel cans (1,252kg), glass bottles, (2,543kg) and plastic bottles (15kg).

Food scraps from the camps are composted in the site nursery and surplus waste vegetable products are donated to a pilot piggery farm in Vilabouly.







Health and Safety

Oxiana has a goal of zero accidents

The 2003, 12 Month rolling average Lost Time Incident Frequency Rate of 4.17 per million hours worked, was less than the Australian average

A Safety Improvement Program has been developed

The Sepon Emergency Response Group (SERG) was formed and undertook advanced training

Health and Safety continued

Safety Management System

Oxiana has a goal of zero accidents, with belief that all accidents are preventable. According to these principals Oxiana is developing a safety culture which focuses on two key principles:

1. Minimising and removing unsafe conditions

Through the development of procedures, guidelines and standards, employees have been given a set of tools with which to minimise and manage the risks associated with working in a modern mining and processing operation. The Sepon Safety Management System consists of 25 key elements, covering topics from hazard management to physical safety.



Lost Time Incident Frequency Rate: Operations and Construction (injuries/million man-hours)



0
1
2
3
4
5
6
4.17
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
LTI Frequency

2. Reducing and eliminating unsafe acts

A significant focus is developing safety culture around our people. Safety Communication and Training are the cornerstones of this development, with safety being formally addressed at meetings at all levels.

A system of English and Lao Safety Alerts and 'Zap Sheets' are proving to be a valuable safety communication tool.

Safety statistics

At year end 2003, LXML recorded a 12 month rolling average Lost Time Incident Frequency Rate of 4.17 per million hours worked (see graph). This compares favourably with the Industry average in Australia of 6 per million hours worked. A steady decline in the frequency rate from July to year end is encouraging and indicative of the positive Safety Culture evolving within the workforce.

Workplace Inspection System

In order to ensure compliance with our Safety Management System, a Workplace Inspection System has been developed. The system consists of twenty elements in three key categories, including:

- workplace and housekeeping;
- mechanical, electrical and guarding; and
- safety management and equipment.

Departments are awarded a 'Safety Effort' rating, allowing performance monitoring over time.

Safety Improvement Program

The Safety Improvement Program has been developed to meet our commitment of continually reviewing and improving our safety systems and performance. A process of risk assessment was used to identify ten areas on which performance could be improved. A key factor in this program was to create 'ownership' of the Safety Management System by involving employees and contractors.

Medical systems

LXML has three clinics on site staffed by a full time doctor, paramedic and nursing staff. The clinics provide a full range of medical facilities to our employees and contractors, ranging from emergency trauma and Medivac to general health management and first aid training.

Emergency response

In 2003 the Sepon Emergency Response Group (SERG) was formed. The team consists of 23 employees, and at year end a total of 400 training hours had been recorded for the group.

LXML is developing a strategic alliance with the Queensland Fire Rescue Authority and all team members are being trained to the QFRA 'Q-Step' training curriculum; the standard to which all Queensland fire fighters are trained. During 2004, assessors from the QFRA will conduct a 'skills audit' on team members, and lead further training.



Directors and Management



From left to right: Barry Cusack, Ronnie Beevor, Michael Eager, Peter Cassidy and Owen Hegarty.

Board

Barry Cusack, Chairman

Ronnie Beevor

Peter Cassidy

Michael Eager

Owen Hegarty, Managing Director

Senior Management

Owen Hegarty, Managing Director

Peter Albert, General Manager, LXML and Sepon Project Development

Saman Aneka, Director Lane Xang Minerals Limited

John Ballard, General Manager Finance

Peter Lester, General Manager, Corporate Development

Tony Manini, General Manager, Exploration and Resources

Jeff Sells, Chief Financial Officer

David Forsyth, Company Secretary

Laos Operations Management

Mick Wilkes, Operations Manager

Chris Gerteisen, Chief Mine Geologist

Russell Hooper, Manager, Process Plant

Tom Morris, Manager, Community Relations and Environment

Dean Pontin, Manager, Mining

Chris Stevenson, Manager, Finance and Administration

Eastern Mediterranean Minerals (Cyprus)

David Wallace, Project Manager

Oxiana Philippines Inc.

Joey Ayson, Exploration Manager

Glossary

Ag is the chemical symbol for silver.

Au is the chemical symbol for gold.

Ball mill is a grinding mill in which the rock is ground by the tumbling action of steel balls.

c/lb means cents per pound.

Cathode Copper is copper deposited at the cathode of an electro-winning cell.

CIL or Carbon-in-Leach means a process to recover gold from gold ores following crushing and grinding.

Cu is the chemical symbol for copper.

Epithermal gold deposits are gold deposits formed in rocks at shallow depth from low temperature hydrothermal solutions.

g/t means grams per tonne.

Indicated Mineral Resource a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.

Inferred Mineral Resource a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence.

JORC Code means the Australian Joint Ore Reserves Committee Code.

kT means thousand tonnes.

Life-of-Mine means the number of years production which can be expected based on processing plant throughput capacity and Mineral Resources.

LME means London Metal Exchange.

Measured Mineral Resource a part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence.

Moz means million ounces.

Mt means million tonnes.

Mt/a means million tonnes per annum.

Oxide/partial oxide zone refers to rock and weathered rock material found in a zone, generally near surface, which has been altered by exposure to oxygen.

oz means ounce.

oz/a means ounces per annum.

Primary (Sulphide) refers to ore containing minerals which contain sulphur and metallic elements which are often ore minerals. Primary or sulphide material is the mineralisation located in un-oxidised rock or rock that has not been altered by exposure to oxygen.

Reserves or Ore Reserves the calculated tonnage and grade of mineralisation which can be extracted profitably; classified as possible, probable and proven according to the level of confidence that can be placed in the data and is the economically mineable part of a Measured or Indicated Mineral Resource.

Resource or Mineral Resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust is such a form and quantity that there are reasonable prospects for eventual economic extraction.

SAG mill or semi-autogenous grinding mill, is a mill in which the tumbling action of the rocks facilitates their grinding.

Solvent Extraction and Electro-Winning is the chemical extraction of copper from the leaching process and its recovery by electrolysis in an electro-winning cell.

t means tonne.

t/a means tonnes per annum.

w/o means waste to ore ratio.

Whole-of-Ore Leach means a process by which all of the ore is tank leached.





Financial Statements



Contents



Your Directors present their report on the Company and its controlled entities for the financial year ended 31 December 2003.

DIRECTORS

The names of Directors in office at any time during or since the end of the year are:

Barry L Cusack	Paul R Espie (retired 29/05/03)
Owen L Hegarty	W H John Barr (retired 29/05/03)
Michael A Eager	
Peter W Cassidy	
Ronald H Beevor	

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITIES

The principal activities of the economic entity during the financial year were:

- gold production at the Sepon Gold Operation in Laos;
- construction of the Khanong Copper Project at Sepon in Laos;
- exploration for further gold and copper resources at Sepon in Laos;
- exploration for base and precious metals in South Australia, in Northern Thailand and in South East China;
- exploration for base and precious metals in Cyprus through subsidiary Eastern Mediterranean Minerals (Cyprus) Ltd (EMM);
- maintenance of the Company's exploration tenements in the Philippines; and
- evaluation of other exploration and business development opportunities.

RESULTS AND DIVIDENDS

The consolidated profit for the year was $8,193,241 after deducting unrealised foreign currency losses of $21,383,116.

No dividend is recommended nor has one been declared or paid since the end of the previous financial year.

REVIEW OF OPERATIONS

Gold Production

Oxiana, at its Sepon Gold Operation in South Eastern Laos, produced 165,255 ounces of gold in the first year of production. It is targeting slightly higher production for 2004.

Construction of Khanong Copper Project

In 2003 Oxiana commenced construction of the Khanong Copper Project at Sepon and by the end of 2003 is on schedule to commence copper production in the first quarter of 2005. At full production it is designed to produce 60,000t/a of cathode copper.

Exploration

Oxiana continued to explore the highly mineralised Sepon tenement for gold and copper. Oxiana also entered into a number of new exploration ventures and continued to explore on some of its existing properties. It entered the Prominent Hill Joint Venture, explored with Thai Goldfields in Northern Thailand and examined potential exploration areas in Yunnan Province in South Eastern China in 2003. It continued to explore in Cyprus through its interest in Eastern Mediterranean Minerals (Cyprus) Limited. In the Philippines, Oxiana's wholly owned subsidiary Oxiana Philippines Inc. was successful in obtaining exploration permits and continued limited exploration on some of its more prospective properties.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following changes in the state of affairs of the parent entity occurred during the financial year:

- on 17 January 2003, 833,335 partly paid ordinary shares were moved to fully paid following payment of the unpaid portion of 30 cents per share;
- on 21 May 2003, 115,000,000 fully paid ordinary shares were issued at 54 cents per share by way of placement;
- on 19 June 2003, 27,287,815 fully paid ordinary shares were issued at 54 cents per share, as a result of issues to shareholders under the Share Purchase Plan; and
- commencing on 22 January 2003, at various dates through to 30 December 2003 a total of 33,508,333 fully paid ordinary shares were issued at varying exercise prices from 20 cents to 50 cents following exercise of options under Executive Option Plans.

Changes in controlled entities

In September 2003, Oxiana increased its interest in Eastern Mediterranean Minerals (Cyprus) Limited from 60 per cent to 95 per cent.

AFTER BALANCE DATE EVENTS

On 20 January 2004 Oxiana announced that it had reached agreement to acquire Rio Tinto's 20 per cent interest in the Sepon Project in Laos for US$85 million (approximately A$113 million). It also announced that it will undertake a major expansion of the Sepon Gold Operation and accelerate a number of other copper and gold exploration and development plans. These initiatives will be funded by way of a fully underwritten one for four Renounceable Rights Issue to all eligible shareholders at a price of 80 cents per New Share to raise approximately $189 million.

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are as follows:

- expansion of production of gold at the Sepon Gold operation;
- developing the Sepon Copper Project;
- continuing exploration activities on its various exploration projects; and
- continuing to identify, evaluate and implement where appropriate, new projects, acquisitions and corporate developments.

ENVIRONMENTAL ISSUES

The Sepon Gold Operation is subject to the various Environmental Management Plans (EMPS) and laws under which it operates in Laos.

In its first year of operations the Gold plant generally performed in line with the EMPS and its obligations under its Mineral Exploration and Production Agreement with the Government of Laos and under Lao law.

INFORMATION ON DIRECTORS

Barry Cusack BE(Hons), MEngSci(Hons), FTSE, FAusIMM, FAIM, MAICD – Chairman

Mr Cusack is the recently retired Managing Director of Rio Tinto Limited and Chairman of Bougainville Copper Ltd. He is currently a Non-Executive Director of Smorgon Steel Group Limited and MacMahon Holdings Limited, and a member of the Board of the Global Foundation and Future Directions International.

Owen L Hegarty BEc(Hons), FAusIMM – Managing Director

Mr Hegarty has over 30 years direct experience in the mining industry including 24 years with the Rio Tinto Group where from 1988 to 1993 he was Managing Director of its copper and gold mining and smelting business unit. He became Managing Director of Oxiana in 1995 and is a Fellow of the Australasian Institute of Mining and Metallurgy.

Michael A Eager BE (Mining), FAusIMM – Non-Executive Director

Mr Eager is a mining engineer with more than 35 years' experience covering a wide range of mining operations and exploration and development activity. He retired from the position of Managing Director of Aberfoyle Limited in 1998 and as a Director of MIM Holdings in 2003. Mr Eager is Deputy Chairman of ANSTO (Australian Nuclear Science Technology Organisation) and a Director of the Australasian Institute of Mining and Metallurgy.

Peter Cassidy PhD, BSc (Eng), FAusIMM, C. Eng – Non-Executive Director

Dr Cassidy has over 30 years' exposure to the minerals industry in Australia, Papua New Guinea, Indonesia and the USA, primarily in gold, mineral sands and base metals. His most recent executive role was CEO of Goldfields Limited until its merger with Delta Gold Limited to form AurionGold Limited. He is also a Non-Executive Director of Lihir Gold Limited, Sino Gold Limited and Energy Developments Limited.

Ronald H Beevor BA(Hons) – Non-Executive Director

Mr Beevor is a former investment banker and was Head of Investment Banking at NM Rothschild & Sons (Australia) Limited between 1997 and 2002. He has had an extensive involvement with the natural resources industry, both in Australia and overseas. He is a Director of Bendigo Mining NL and Kimberley Diamond Company NL.

DIRECTORS' INTERESTS

At the date of this report the following Directors held a relevant interest in the following securities:

	Fully Paid Shares	Options
OL Hegarty	21,616,978	-
MA Eager	236,559	1,820,000
BL Cusack	-	2,000,000
PW Cassidy	200,000	800,000
RH Beevor	1,733,121	1,000,000

EMOLUMENTS OF DIRECTORS AND OFFICERS

Emoluments of board members and senior executives are determined on the basis of market conditions and the level of duty and responsibility associated with their position.

Details of the nature and amount of emoluments of each Director of the Company and the officers receiving the highest emoluments are:

Emoluments of Directors of the Parent Entity

	Salary	Fees	Committee Fees	Super'n Contribution	Retirement Benefits	Total
	$	$	$	$	$	$
OL Hegarty	275,000	-	-	25,000	-	300,000
BL Cusack	-	95,375	-	-	-	95,375
PW Cassidy	-	43,750	3,000	3,939	-	50,689
MA Eager	-	43,750	3,000	3,937	-	50,687
RH Beevor	-	43,750	-	3,937	-	47,687
PR Espie Retired 29/05/03	-	14,583	1,250	-	146,100	161,933
WHJ Barr Retired 29/05/03	-	14,583	2,500	-	70,100	87,183

Executive Officers
Parent Entity

	Salary	Super'n Contribution	Other	Bonus	*Non-cash Benefits	Total
	$	$	$	$	$	$
J Ballard	-	-	256,000	-	-	256,000
P Lester	183,500	16,500	-	40,000	-	240,000
R Hedstrom	71,307	6,417	-	5,000	150,000	232,724
D Forsyth	145,000	15,000	15,000	35,000	-	210,000

Economic Entity

	Salary	Super'n Contribution	Bonus	*Non-cash Benefits	Total
	$	$	$	$	$
M Wilkes	183,550	-	30,000	150,000	363,550
PG Albert	247,333	13,500	44,000	-	304,833
P Dunstan	99,248	8,874	-	150,000	258,122
AJ Manini	191,750	8,250	40,000	-	240,000
D Heaton	145,377	-	-	-	145,377

** Non-cash benefits relate to the value of the options granted over unissued shares during the financial year calculated using the Black and Scholes model.*

DIRECTORS' MEETINGS

During the financial year, 15 meetings of Directors (including committees) were held. Attendances were:

	Directors' Meetings		Audit Committee Meetings	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended
OL Hegarty	10	10	5	5
MA Eager	10	10	5	5
BL Cusack	10	10	Nil	Nil
PW Cassidy	10	10	3	3
RH Beevor	10	9	Nil	Nil
PR Espie Retired 29/05/03	4	4	2	2
WHJ Barr Retired 29/05/03	4	3	2	2

INDEMNIFYING OFFICERS OR AUDITOR

The Company has paid premiums to insure each of the following Directors against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of Director of the Company, other than conduct involving a wilful breach of duty in relation to the Company.

Barry L Cusack
Owen L Hegarty
Michael A Eager
Peter W Cassidy
Ronald H Beevor
Paul R Espie (retired 29/05/03)
WH John Barr (retired 29/05/03)

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company of all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

OPTIONS

Options that were granted over unissued shares during or since the financial year by the Company or controlled entity to executive officers as part of their remuneration are as follows:

- 500,000 options to M Wilkes under the Executive Option Plan at an exercise price of 90 cents. Options expire 28/08/08;
- 500,000 options to P Dunstan under the Executive Option Plan at an exercise price of 90 cents. Options expire 28/08/08; and
- 500,000 options to R Hedstrom under the Executive Option Plan at an exercise price of 90 cents. Options expire 28/08/08.

No shares have been issued by virtue of the exercise of these options during the year or to the date of this report. There are a total of 25,061,667 unissued ordinary shares for which options are outstanding at the date of this report.

Signed in accordance with a resolution of the Board of Directors.

Owen L Hegarty
Director

Dated this 18th day of February 2004

Statement of Financial Performance

For the year ended 31 December 2003

	Note	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Revenues from ordinary activities	2	**88,134,037**	434,953	**1,905,736**	417,428
Change in inventories of finished goods and work in progress		**8,968,159**	-	**-**	-
Raw materials and consumables used		**(35,833,236)**	-	**-**	-
Employee benefits expense		**(4,581,747)**	(873,115)	**(1,269,710)**	(861,482)
Depreciation and amortisation expense	3	**(20,409,467)**	(23,942)	**(41,310)**	(23,942)
Borrowing costs expense	3	**-**	(30,822)	**-**	(30,822)
Other expenses from ordinary activities	3	**(3,525,865)**	(2,215,330)	**(3,038,981)**	(2,156,339)
Unrealised foreign currency exchange losses	3	**(21,383,116)**	(7,061,732)	**-**	-
Share of net profits/(losses) of associates and joint ventures accounted for using the equity method		**-**	84,524	**-**	-
Profit/(loss) from ordinary activities before income tax expense		**11,368,765**	(9,685,464)	**(2,444,265)**	(2,655,157)
Income tax expense relating to ordinary activities	4	**-**	-	**-**	-
Profit/(loss) from ordinary activities after related income tax expense		**11,368,765**	(9,685,464)	**(2,444,265)**	(2,655,157)
Net profit/(loss) attributable to outside equity interests		**3,175,524**	(966,056)	**-**	-
Net profit/(loss) attributable to members of the parent entity	17	**8,193,241**	(8,719,408)	**(2,444,265)**	(2,655,157)
Net exchange difference on translation of financial report of foreign operations	16	**(11,557,610)**	(1,290,703)	**-**	-
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		**(11,557,610)**	(1,290,703)	**-**	-
Total changes in equity other than those resulting from transactions with owners as owners		**(3,364,369)**	(10,010,111)	**(2,444,265)**	(2,655,157)
Basic earnings per share (cents per share)	27	**0.9**	(1.6)		
Diluted earnings per share (cents per share)	27	**0.9**	(1.5)		

The accompanying notes form part of these financial statements.

Statement of Financial Position

As at 31 December 2003

		Economic Entity		Parent Entity	
	Note	**2003 $**	2002 $	**2003 $**	2002 $
Current assets					
Cash assets	5	**34,918,590**	14,747,999	**33,876,009**	14,569,365
Receivables	6	**5,064,378**	918,672	**66,045**	319,680
Inventories	7	**8,968,159**	-	**-**	-
Other	8	**287,815**	-	**287,815**	-
Total current assets		**49,238,942**	15,666,671	**34,229,869**	14,889,045
Non current assets					
Receivables	6	**1,443,816**	1,775,764	**155,280,777**	94,966,288
Investments	9	**983,622**	459,250	**4,392,093**	4,392,093
Property, plant and equipment	10	**49,970,820**	9,346,935	**228,689**	106,964
Intangible	11	**192,411**	208,118	**-**	-
Other	8	**110,120,776**	115,907,565	**2,569,183**	1,736,695
Total non current assets		**162,711,445**	127,697,632	**162,470,742**	101,202,040
Total assets		**211,950,387**	143,364,303	**196,700,611**	116,091,085
Current liabilities					
Payables	12	**8,520,283**	5,068,453	**2,275,319**	4,252,194
Other financial liabilities	13	**-**	14,194,464	**-**	-
Provisions	14	**791,246**	156,685	**224,713**	153,289
Total current liabilities		**9,311,529**	19,419,602	**2,500,032**	4,405,483
Non current liabilities					
Other financial liabilities	13	**11,807,229**	18,813,236	**-**	-
Provisions	14	**929,767**	-	**-**	-
Total non current liabilities		**12,736,996**	18,813,236	**-**	-
Total liabilities		**22,048,525**	38,232,838	**2,500,032**	4,405,483
Net assets		**189,901,862**	105,131,465	**194,200,579**	111,685,602
Equity					
Contributed equity	15	**224,908,930**	139,949,688	**224,908,930**	139,949,688
Reserves	16	**(11,992,157)**	(434,547)	**-**	-
Accumulated losses	17	**(26,439,990)**	(34,633,231)	**(30,708,351)**	(28,264,086)
Parent equity interest		**186,476,783**	104,881,910	**194,200,579**	111,685,602
Outside equity interest	18	**3,425,079**	249,555	**-**	-
Total equity		**189,901,862**	105,131,465	**194,200,579**	111,685,602

The accompanying notes form part of these financial statements.

Statement of Cash Flows

For the year ended 31 December 2003

	Note	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Cash flows from operating activities					
Receipts from customers		**84,415,799**	-	**475,849**	-
Payments to suppliers and employees		**(50,202,614)**	(2,710,355)	**(5,897,811)**	(2,146,313)
Interest received		**1,832,984**	415,486	**1,832,984**	415,475
Borrowing costs		**-**	(30,822)	**-**	(30,822)
Net cash provided by/(used in) operating activities	26(a)	**36,046,169**	(2,325,691)	**(3,588,978)**	(1,761,660)
Cash flows from investing activities					
Payments for exploration/development		**(85,404,338)**	(52,893,560)	**-**	(4,521)
Payments for investments		**(761,000)**	-	**-**	-
Advances to subsidiaries		**-**	-	**(61,900,985)**	(62,512,268)
Payments for property, plant and equipment		**(228,688)**	(8,936,138)	**(169,134)**	(114,478)
Proceeds from sale of property, plant and equipment		**6,500**	1,942	**6,500**	1,942
Net cash provided by/(used in) investing activities		**(86,387,526)**	(61,827,756)	**(62,063,619)**	(62,629,325)
Cash flows from financing activities					
Proceeds from issues of shares		**84,959,241**	79,599,550	**84,959,241**	79,599,550
Repayment of borrowings		**(14,447,293)**	(1,500,000)	**-**	(1,500,000)
Net cash provided by/(used in) financing activities		**70,511,948**	78,099,550	**84,959,241**	78,099,550
Net increase in cash held		**20,170,591**	13,946,103	**19,306,644**	13,708,565
Cash at 1 January 2003		**14,747,999**	801,896	**14,569,365**	860,800
Cash at 31 December 2003	5	**34,918,590**	14,747,999	**33,876,009**	14,569,365

The accompanying notes form part of these financial statements.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*. The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non current assets. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

The financial report covers the economic entity of Oxiana Limited and controlled entities, and Oxiana Limited as an individual parent entity. Oxiana Limited is a listed public company, incorporated and domiciled in Australia.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report.

(b) Principles of consolidation

The consolidated accounts comprise the accounts of Oxiana Limited and all of its controlled entities. A controlled entity is any entity controlled by Oxiana Limited. Control exists where Oxiana Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Oxiana Limited to achieve the objectives of Oxiana Limited. A list of controlled entities is contained in Note 23 to the accounts.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

(c) Inventories

Work in progress, comprising ore stockpiles and gold-in-circuit, is valued at the lower of the average cost of production and net realisable value. Cost of production includes direct costs and an appropriate allocation of fixed and variable overheads, including depreciation. Stores are valued at cost, including applicable freight and duty, less a provision for obsolescence, if necessary.

(d) Property, plant and equipment

Property, plant and equipment are brought to account at cost or fair values, less, where applicable, any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are amortised over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	Depreciation Rate
Plant and equipment	20-33 per cent
Leasehold Improvements	20 per cent
Buildings and other infrastructure assets	17 per cent

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Leased assets

Assets acquired under finance leases are capitalised. The initial recorded amount of the leased asset and corresponding lease liability is the present value of minimum lease payments. Leased assets are amortised over the life of the relevant lease or, where it is likely that ownership of an asset will be obtained, the expected useful life of the asset. Lease payments are allocated between the principal and interest components. Lease liabilities are reduced by payments of principal and the interest component is charged to statement of financial performance.

Operating leases are not capitalised and rental payments are charged to statement of financial performance in the period in which they are incurred.

(f) Acquisition of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined having reference to the fair value of the assets or net assets acquired, including goodwill or discount on acquisition where applicable.

(g) Exploration, evaluation and development expenditure

Exploration, evaluation and development costs related to areas of interest are carried forward to the extent that:

(i) rights to tenure of the areas of interest are current; and

(ii) such costs are expected to be recouped through successful development and production of the area or by its sale; or

(iii) exploration and/or evaluation activities in the area have not reached a stage which permits reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in, or in relation to the area are continuing.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area of interest according to the rate of depletion of the economically recoverable reserves.

In the event that an area of interest is abandoned or if the Directors consider the expenditure to be of no value, accumulated costs carried forward are written off in the year in which that assessment is made.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis.

Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

(h) Income tax

Income tax is brought to account using the liability method of tax effect accounting. Future income tax benefits relating to tax losses are not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Investments

Investments are valued at cost less provision for diminution. The carrying amount of investments is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these investments. Income from investments is brought to account in the statement of financial performance by the Company when dividends/distributions are received. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(j) Foreign currency translation

Transactions denominated in a foreign currency are translated at the rates applicable at the date of the transactions. Foreign currency receivables and payables at balance date are translated at exchange rates current at balance date. Exchange gains and losses are brought to account in determining the profit or loss for the year.

The assets and liabilities of the overseas controlled entities, which are self-sustaining, are translated at year end rates and operating results are translated at the rates ruling at the end of each month. Gains and losses arising on translation are taken directly to the foreign currency translation reserve.

Exchange differences arising on hedged transactions undertaken to hedge foreign currency exposures, other than those for the purchase and sale of goods and services, are brought to account in the statement of financial performance when the exchange rates change. Any material gain or loss arising at the time of entering into hedge transactions is deferred and brought to account in the statement of financial performance over the lives of the hedges.

Costs or gains arising at the time of entering hedged transactions for the purchase and sale of goods and services, and exchange differences that occur up to the date of purchase or sale, are deferred and included in the measurement of the purchase or sale. Gains and losses from speculative foreign currency transactions are brought to account in the statement of financial performance when the exchange rate changes.

(k) Interests in joint ventures

The economic entity's interests in joint venture entities are brought to account using the equity method of accounting in the consolidated financial statements. Details of the economic entity's interests are shown in Note 22.

(l) Intangibles

Goodwill on consolidation is initially recorded at the amount by which the purchase price for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill on consolidation is amortised on a straight line basis over the period of 20 years. The balance is reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable is written off.

(m) Cash

For purposes of the statement of cash flows, cash includes cash on hand and at call deposits which are readily convertible to cash and which are used in the cash management function on a day to day basis, net of outstanding bank overdrafts.

(n) Employee benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Comparative figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(p) Revenue

Revenue from sales is recognised when there has been a passing of risk to a customer. Sales revenue represents the net proceeds receivable from the customer less royalty paid or payable.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

(q) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown exclusive of GST.

NOTE 2: REVENUE

	Note	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Operating activities					
- sale of goods		**86,232,304**	-	**-**	-
- interest received	2(a)	**1,888,930**	431,058	**1,888,930**	415,486
		88,121,234	431,058	**1,888,930**	415,486
Non-operating activities					
- exchange rate gain unrealised		**-**	1,953	**-**	-
- proceeds on disposal of property, plant and equipment		**6,500**	1,942	**6,500**	1,942
- other income		**6,303**	-	**10,306**	-
		12,803	3,895	**16,806**	1,942
Total Revenue		**88,134,037**	434,953	**1,905,736**	417,428
(a) Interest revenue from:					
- other persons		**1,888,930**	431,058	**1,888,930**	415,486
Total interest revenue		**1,888,930**	431,058	**1,888,930**	415,486

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 3: PROFIT FROM ORDINARY ACTIVITIES				
Profit from ordinary activities before income tax has been determined after:				
(a) Expenses				
Cost of sales	**31,446,823**	-	**-**	-
Borrowing costs				
- other persons	**-**	30,822	**-**	30,822
Total borrowing costs	**-**	30,822	**-**	30,822
Depreciation of non current assets				
- plant and equipment	**10,188,622**	4,106	**25,224**	19,813
- leasehold improvements	**16,086**	4,129	**16,086**	4,129
- buildings and other infrastructure assets	**1,723,953**	-	**-**	-
- capitalised exploration expenditure	**8,465,099**	-	**-**	-
Total depreciation	**20,393,760**	8,235	**41,310**	23,942
Amortisation of non current assets				
- goodwill on consolidation	**15,707**	15,707	**-**	-
Total amortisation	**15,707**	15,707	**-**	-
Total depreciation and amortisation	**20,409,467**	23,942	**41,310**	23,942
(b) Other expenses				
Bad and doubtful debts:				
- trade debtors	**3,717**	-	**-**	
Total bad and doubtful debts	**3,717**	-	**-**	-
Other expenses				
- total charges to provisions	**-**	79,272	**-**	79,272
- provision of diminution in HCM	**754,009**	1,166,648	**754,009**	1,166,648
- exploration expenditure written off	**215,019**	85,292	**215,019**	85,292
- other administrative expenses	**2,553,120**	884,118	**2,069,953**	825,127
Sub-total other expenses	**3,522,148**	2,215,330	**3,038,981**	2,156,339
Total other expenses	**3,525,865**	2,215,330	**3,038,981**	2,156,339
(c) Foreign currency translation losses				
- unrealised foreign currency exchange losses	**21,383,116**	7,061,732	**-**	-
Total foreign currency translation losses	**21,383,116**	7,061,732	**-**	-

Note: The exchange rate losses unrealised for 2003 include an amount of $4,101,174 (2002 $966,056) which is attributable to outside equity interests.

	Economic Entity		Parent Entity	
	2003 **$**	2002 $	**2003** **$**	2002 $
NOTE 3: PROFIT FROM ORDINARY ACTIVITIES (CONTINUED)				
(d) Net Gains/(Losses)				
Net gain on disposal of non current assets				
- property, plant and equipment	**401**	1,942	**401**	1,942
Foreign currency translation losses – realised	**(155,241)**	-	**(149,863)**	-

NOTE 4: INCOME TAX

At 31 December 2003, the parent entity has tax losses of approximately $13,657,000 (2002 – $12,326,000) and the economic entity has tax losses of approximately $14,134,000 (2002 – $12,803,000).

The respective future income tax benefits of approximately $4,097,000 (2002 – $3,698,000) and $4,240,000 (2002 – $3,841,000) which may arise from these losses will only be realised if:

(i) the economic entity derives future profits of a nature and sufficient amount to enable the benefit of the losses to be realised;

(ii) the economic entity continues to comply with the conditions of deductibility imposed by the law; and

(iii) legislation does not change in a manner which would adversely affect the realisation of the benefit of the losses by the economic entity.

	Economic Entity		Parent Entity	
	2003 **$**	2002 $	**2003** **$**	2002 $
NOTE 5: CASH ASSETS				
Cash at bank and on hand	**14,966,809**	7,699,049	**13,924,228**	7,520,415
Deposits at call	**19,951,781**	7,048,950	**19,951,781**	7,048,950
	34,918,590	14,747,999	**33,876,009**	14,569,365
NOTE 6: RECEIVABLES				
Current				
Trade debtors	**4,124,512**	-	**-**	-
Other debtors	**939,866**	918,672	**66,045**	319,680
	5,064,378	918,672	**66,045**	319,680
Non current				
Amounts receivable from:				
- wholly-owned subsidiaries	**-**	-	**12,665,925**	10,992,493
- partly owned subsidiaries	**-**	-	**146,414,852**	87,075,766
- associated companies	**2,197,825**	1,775,764	**754,009**	698,029
	2,197,825	1,775,764	**159,834,786**	98,766,288
Less provision for diminution	**(754,009)**	-	**(4,554,009)**	(3,800,000)
	1,443,816	1,775,764	**155,280,777**	94,966,288

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 7: INVENTORIES				
Current				
At cost				
Raw materials and stores	7,186,391	-	-	-
Work in progress	1,781,768	-	-	-
	8,968,159	-	-	-
NOTE 8: OTHER				
Current				
Prepayments	287,815	-	287,815	-
	287,815	-	287,815	-
Non current				
Exploration expenditure				
Costs carried forward in respect of areas of interest in:				
- exploration and evaluation phases	11,369,861	7,336,947	1,475,053	-
- development phase	70,347,239	8,414,051	1,094,130	1,736,695
- less provision for expenditure write down Philippines	(3,800,000)	(3,800,000)	-	-
- foreign currency movement	(3,096,284)	-	-	-
	74,820,816	11,950,998	2,569,183	1,736,695
Production phase	55,885,042	103,956,567	-	-
Accumulated depreciation	(7,258,160)	-	-	-
Foreign currency movement	(13,326,922)	-	-	-
	35,299,960	103,956,567		
Total exploration expenditure	110,120,776	115,907,565	2,569,183	1,736,695
NOTE 9: INVESTMENTS				
Non current				
Investment	983,622	-	-	-
Investment in joint venture: equity accounted	-	459,250	-	-
Investment in subsidiaries at cost (Note 23)	-	-	10,200,085	10,200,085
Less provision for diminution	-	-	(5,807,992)	(5,807,992)
	983,622	459,250	4,392,093	4,392,093

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 10: PROPERTY, PLANT AND EQUIPMENT				
Building and other infrastructure assets				
At cost	**9,715,739**	135,790	**-**	-
Accumulated depreciation	**(1,478,176)**	(38,049)	**-**	-
Total building and other infrastructure assets	**8,237,563**	97,741	**-**	-
Plant and equipment				
At cost	**52,285,899**	11,116,856	**181,312**	88,948
Accumulated depreciation	**(10,639,743)**	(1,935,990)	**(39,724)**	(50,312)
Total plant and equipment	**41,646,156**	9,180,866	**141,588**	38,636
Leasehold improvements				
At cost	**107,316**	89,635	**107,316**	72,457
Accumulated amortisation	**(20,215)**	(21,307)	**(20,215)**	(4,129)
Total Leasehold Improvements	**87,101**	68,328	**87,101**	68,328
Total property, plant and equipment	**49,970,820**	9,346,935	**228,689**	106,964

Movements in carrying amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year

	Buildings and other infra-structure assets	Leasehold Improve-ments	Plant and Equipment	Total
Economic Entity				
Balance at the beginning of the year	97,741	68,328	9,180,866	9,346,935
Additions	9,651,102	34,859	55,640,224	65,326,185
Disposals	-	-	(3,904)	(3,904)
Depreciation and amortisation expense	(1,478,176)	(16,086)	(8,739,564)	(10,233,826)
Foreign currency movement	(33,104)	-	(14,431,466)	(14,464,570)
Carrying amount at the end of the year	8,237,563	87,101	41,646,156	49,970,820
Parent Entity				
Balance at the beginning of the year	-	68,328	38,636	106,964
Additions	-	34,859	132,080	166,939
Disposals	-	-	(3,904)	(3,904)
Depreciation and amortisation expense	-	(16,086)	(25,224)	(41,310)
Carrying amount at the end of the year	-	87,101	141,588	228,689

Additions include transfer of $49,675,154 from Exploration, Evaluation and Development Expenditure.

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 11: INTANGIBLE ASSETS				
Goodwill at cost	**314,140**	314,140	-	-
Accumulated amortisation	**(121,729)**	(106,022)	-	-
	192,411	208,118	-	-
NOTE 12: PAYABLES				
Trade creditors	**8,520,278**	5,068,453	**2,275,319**	4,252,194
NOTE 13: OTHER FINANCIAL LIABILITIES				
Current				
Other loans	-	14,194,464	-	-
Non Current				
Other loans (1)	**11,807,229**	18,813,236	-	-

(1) Other loans: Loan monies received by Lane Xang Minerals Ltd. from Rio Tinto which are interest free – USD 8.8 million.

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 14: PROVISIONS				
Current				
Employee benefits	**791,246**	156,685	**224,713**	153,289
	791,246	156,685	**224,713**	153,289
Number of employees at the year-end	**371**	266	**11**	11
Non current				
Mine restoration	**929,767**	-	-	-
NOTE 15: CONTRIBUTED EQUITY				
(a) Paid-up capital				
At the beginning of the financial year 770,930,624 ordinary shares	**139,949,688**	57,120,808	**139,949,688**	57,120,808
Share issues for the year 175,796,148	**84,959,242**	82,828,880	**84,959,242**	82,828,880
At the end of the financial year ordinary shares 946,726,772	**224,908,930**	139,949,688	**224,908,930**	139,949,688

(b) Details of the issues of *ordinary* shares are as follows:

- on 17 January 2003, proceeds related to 833,335 partly paid ordinary shares were called and received (at 30 cents per share at call);
- on 21 May 2003, 115,000,000 fully paid ordinary shares were issued at 54 cents per share by way of placement; and
- on 19 June 2003, 27,287,815 fully paid ordinary shares were issued at 54 cents per share following a Share Purchase Plan.

NOTE 15: CONTRIBUTED EQUITY (CONTINUED)

- Commencing 22 January 2003, at various dates through to 31 December 2003 a total of 33,508,333 fully paid ordinary shares were issued at various exercise prices following the exercise of executive share options.

  Transaction costs of $2,065,833 were recognised as a reduction to the proceeds of the share issues.

(c) Oxiana Limited Executive Option Plan

- On 28 August 2003, 1,500,000 options were granted to employees under the Company's Executive Option Plan to take up ordinary shares at an exercise price of 90 cents each. The options are exercisable on or before 28 August 2008.
- The closing share market price of an ordinary share of Oxiana Limited on the Australian Stock Exchange at 31 December 2003 was $1.05 (2002 – $0.50).

(i) Movement in the number of share options held by Oxiana employees are as follows:

	Economic Entity		Parent Entity	
	31 Dec 2003	31 Dec 2002	**31 Dec 2003**	31 Dec 2002
Opening balance	**57,950,000**	30,100,000	**57,950,000**	30,100,000
Granted during the year	**1,500,000**	28,250,000	**1,500,000**	28,250,000
Exercised during the year	**33,508,333**	400,000	**33,508,333**	400,000
Closing balance	**25,941,667**	57,950,000	**25,941,667**	57,950,000

(ii) Details of share options exercised during the year:

	Economic Entity		Parent Entity	
	2003 $	2002 $	**2003 $**	2002 $
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	**9,820,417**	130,000	**9,820,417**	130,000
Fair value of shares issued to employees on the exercise of options as at their issue date	**25,863,083**	147,000	**25,863,083**	147,000

NOTE 15: CONTRIBUTED EQUITY (CONTINUED)

(c) Oxiana Limited Executive Option Plan (continued)
(iii) Details of share options outstanding as at end of year:

Grant Date	Expiry and Exercise Date	Exercise Price (cents)	Economic Entity		Parent Entity	
			31 Dec 2003 No.	31 Dec 2002 No.	**31 Dec 2003 No.**	31 Dec 2002 No.
25/03/98	25/03/98	20	-	200,000	-	200,000
19/12/01	19/12/04	20	-	3,500,000	-	3,500,000
19/12/01	19/12/04	25	**1,000,000**	5,500,000	**1,000,000**	5,500,000
19/12/01	19/12/04	30	-	4,500,000	-	4,500,000
19/12/01	19/12/04	35	-	3,500,000	-	3,500,000
19/12/01	19/12/04	40	-	1,000,000	-	1,000,000
17/04/00	17/04/05	25	**333,333**	333,333	**333,333**	333,333
17/04/00	17/04/05	30	**333,333**	333,333	**333,333**	333,333
17/04/00	17/04/05	35	**333,334**	333,334	**333,334**	333,334
16/05/00	16/05/05	25	-	833,333	-	833,333
16/05/00	16/05/05	30	-	833,333	-	833,333
16/05/00	16/05/05	35	-	833,334	-	833,334
30/05/02	30/05/05	35	**1,333,332**	1,333,332	**1,333,332**	1,333,332
30/05/02	30/05/05	40	**1,333,333**	1,333,333	**1,333,333**	1,333,333
30/05/02	30/05/05	45	**1,333,335**	1,333,335	**1,333,335**	1,333,335
19/06/00	19/06/05	25	-	333,333	-	333,333
19/06/00	19/06/05	30	-	333,333	-	333,333
19/06/00	19/06/05	35	-	333,334	-	333,334
28/09/00	28/09/05	25	**1,000,000**	1,833,333	**1,000,000**	1,833,333
28/09/00	28/09/05	30	-	833,333	-	833,333
28/09/00	28/09/05	35	-	833,334	-	833,334
22/12/00	22/12/05	25	-	166,666	-	166,666
22/12/00	22/12/05	30	-	166,667	-	166,667
22/12/00	22/12/05	35	**166,667**	166,667	**166,667**	166,667
04/07/01	04/07/06	20	**333,333**	999,999	**333,333**	999,999
04/07/01	04/07/06	25	**333,333**	1,000,000	**333,333**	1,000,000
04/07/01	04/07/06	30	**333,334**	1,000,001	**333,334**	1,000,001
15/01/02	15/01/07	20	-	1,250,000	-	1,250,000
15/01/02	15/01/07	25	-	1,250,000	-	1,250,000
15/01/02	15/01/07	30	-	1,250,000	-	1,250,000
15/01/02	15/01/07	35	-	1,250,000	-	1,250,000
05/02/02	05/02/07	40	**333,333**	583,333	**333,333**	583,333
05/02/02	05/02/07	45	**583,333**	583,333	**583,333**	583,333
05/02/02	05/02/07	50	**583,334**	583,334	**583,334**	583,334
28/03/02	28/03/07	40	**1,833,333**	2,666,665	**1,833,333**	2,666,665
28/03/02	28/03/07	45	**1,833,332**	2,666,666	**1,833,332**	2,666,666
28/03/02	28/03/07	50	**1,833,335**	2,666,669	**1,833,335**	2,666,669
04/10/02	04/10/07	45	**1,275,000**	1,500,000	**1,275,000**	1,500,000
04/10/02	04/10/07	55	**1,500,000**	1,500,000	**1,500,000**	1,500,000
22/11/02	22/11/07	45	**1,000,000**	1,000,000	**1,000,000**	1,000,000
22/11/02	22/11/07	50	**1,000,000**	1,000,000	**1,000,000**	1,000,000
23/12/02	23/12/07	75	**4,500,000**	4,500,000	**4,500,000**	4,500,000
28/08/03	28/08/08	90	**1,500,000**	-	**1,500,000**	-
Total			**25,941,667**	57,950,000	**25,941,667**	57,950,000

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
NOTE 16: RESERVES				
Foreign currency translation	**(11,992,157)**	(434,547)	**-**	-
Foreign currency translation reserve				
Opening balance	**(434,547)**	856,156	**-**	-
Adjustment arising from the translation of foreign controlled entities financial statements	**(11,557,610)**	(1,290,703)	**-**	-
Closing balance	**(11,992,157)**	(434,547)	**-**	-
NOTE 17: ACCUMULATED LOSSES				
Accumulated losses at the beginning of the financial year	**(34,633,231)**	(25,913,823)	**(28,264,086)**	(25,608,929)
Net profit/(loss) attributable to members of the parent entity	**8,193,241**	(8,719,408)	**(2,444,265)**	(2,655,157)
Accumulated losses at the end of the financial year	**(26,439,990)**	(34,633,231)	**(30,708,351)**	(28,264,086)
NOTE 18: OUTSIDE EQUITY INTEREST				
Outside equity interest comprises:				
Share capital	**109,117**	109,117	**-**	-
Retained profits	**3,315,962**	140,438	**-**	-
	3,425,079	249,555	**-**	-
NOTE 19: REMUNERATION AND RETIREMENT BENEFITS				
(a) Directors' remuneration				
Income paid or payable to all Directors of each entity in the economic entity by the entities of which they are Directors and any partners of related parties	**1,898,365**	1,305,905	**-**	-
Income paid or payable to all Directors of the parent entity by the parent entity and any related parties	**-**	-	**793,554**	780,855

NOTE 19: REMUNERATION AND RETIREMENT BENEFITS (CONTINUED)

(a) Directors' remuneration (continued)

Number of parent entity Directors whose income from the parent entity and any related parties was within the following bands:

	Economic Entity 2003 No.	Economic Entity 2002 No.	Parent Entity 2003 No.	Parent Entity 2002 No.
$ 0 – $ 9,999	1	-	-	-
$ 20,000 – $ 29,999	-	2	-	2
$ 40,000 – $ 49,999	2	1	1	-
$ 50,000 – $ 59,999	2	1	2	1
$ 70,000 – $ 79,999	1	-	-	-
$ 80,000 – $ 89,999	1	-	1	-
$ 90,000 – $ 99,999	1	2	1	2
$160,000 – $169,999	1	-	1	-
$180,000 – $189,999	-	1	-	1
$200,000 – $209,999	1	-	-	-
$220,000 – $229,999	-	1	-	-
$240,000 – $249,999	2	-	-	-
$260,000 – $269,999	-	1	-	-
$290,000 – $299,999	-	1	-	1
$300,000 – $309,999	2	-	1	-

The names of parent entity Directors who have held office during the financial year are:

PR Espie (retired 29/5/03)
WHJ Barr (retired 29/5/03)
OL Hegarty
MA Eager
P Cassidy
R Beevor
B Cusack

(b) Executive remuneration

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Remuneration received or due and receivable by executive officers of the economic entity from entities in the economic entity and any related entities for management of the affairs of the economic entity where remuneration is $100,000 or more.	3,019,776	2,785,856	-	-
Remuneration received or due and receivable by executive officers of the parent entity, from the parent entity and any related parties for management of the affairs of the parent entity and its subsidiaries, where remuneration is $100,000 or more.	-	-	1,233,725	2,146,356

	Economic Entity 2003 No.	Economic Entity 2002 No.	Parent Entity 2003 No.	Parent Entity 2002 No.

NOTE 19: REMUNERATION AND RETIREMENT BENEFITS (CONTINUED)

(b) Executive remuneration (continued)

The number of executives whose income was within the following bands:

	Economic Entity 2003 No.	Economic Entity 2002 No.	Parent Entity 2003 No.	Parent Entity 2002 No.
$110,000 – $119,999	1	-	-	-
$120,000 – $129,999	3	-	-	-
$140,000 – $149,999	1	1	-	1
$160,000 – $169,999	-	1	-	1
$180,000 – $189,999	-	1	-	-
$190,000 – $199,999	-	1	-	-
$200,000 – $209,999	1	-	1	-
$220,000 – $229,999	-	1	-	1
$230,000 – $239,999	1	-	1	-
$240,000 – $249,999	2	-	1	-
$250,000 – $259,999	2	-	1	-
$260,000 – $269,999	-	2	-	1
$290,000 – $299,999	-	1	-	1
$300,000 – $309,999	2	-	1	-
$320,000 – $329,999	-	1	-	1
$360,000 – $369,999	1	-	-	-
$730,000 – $739,999	-	1	-	1

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
(c) Retirement and superannuation payments				
Retirement benefits paid during the year by the parent entity to the Directors in connection with their retirement	216,200	-	216,200	-
NOTE 20: AUDITORS' REMUNERATION				
Remuneration of the auditor of the parent entity:				
- auditing or reviewing the accounts	60,000	16,927	60,000	16,927
- other services (includes due diligence, taxation and other services)	93,580	25,900	93,580	25,900
Remuneration of other auditors of subsidiaries for:				
- auditing or reviewing the accounts	52,000	26,732	-	-
- other services (includes due diligence, taxation and other services)	40,000	-	-	-

		Ownership Interest		Carrying Amount of Investment	
		2003 **%**	2002 %	**2003** **$**	2002 $
NOTE 21: INVESTMENT					
Name	**Principal Activity**				
Hellenic Copper Mines Ltd	Mining and Copper metal production	**14.15**	14.15	-	-

NOTE 22: INTEREST IN JOINT VENTURE

During the year Oxiana Europe Limited increased its shareholding to 95 per cent and Eastern Mediterranean Minerals (Cyprus) Limited became a controlled entity of Oxiana Europe Limited.

	Economic Entity		Parent Entity	
	2003 **$**	2002 $	**2003** **$**	2002 $
(i) Retained earnings attributable to interest in joint venture				
Balance at beginning of the financial year	-	352,074	-	-
Share of joint venture's operating loss after income tax	-	124,259	-	-
Balance at the end of the financial year	-	476,333	-	-
(ii) Carrying amount of investment in joint venture entity	-	583,844	-	-
Share of operating loss after income tax	-	(124,259)	-	-
Add exchange rate variation	-	(335)	-	-
	-	459,250	-	-
(iii) Share of joint venture entity's results and financial position				
Current assets	-	47,332	-	-
Non current assets	-	1,247,422	-	-
Total Assets	-	1,294,754	-	-
Current Liabilities	-	605,103	-	-
Revenue	-			-
Expenses	-	124,259	-	-
Operating Loss before income tax	-	124,259	-	-
Operating loss after income tax	-	124,259	-	-
Opening accumulated losses	-	352,074	-	-
Closing accumulated losses	-	476,333	-	-

NOTE 23: SUBSIDIARIES

(a) Subsidiaries and contribution to profit/(loss)

	Country of Incorporation	Investment		Contributions to Profit/(Loss)	
		2003 $000's	2002 $000's	**2003 $000's**	2002 $000's
Parent Entity					
Oxiana Limited	Australia	**-**	-	**(2,444)**	(2,655)
Subsidiaries of Oxiana Limited					
Oxiana Europe Limited					
(including Eastern Mediterranean Minerals (Cyprus) Limited)	Channel Islands	**7,587**	7,587	**(745)**	52
Oxiana Resources Laos Limited					
(including Lane Xang Minerals Limited)	Cayman Islands	**411**	411	**12,702**	(5,626)
Oxiana Philippines Inc	Philippines	**1,815**	1,815	**(1,320)**	(490)
Anacorte Pty Ltd	Australia	**299**	299	**-**	-
Wakefield Mining and Metals NL	Australia	**88**	88	**-**	-
		10,200	10,200	**8,193**	(8,719)
Less Provision for diminution		**(5,808)**	(5,808)		
		4,392	4,392		

(b) All subsidiaries with the exception of Oxiana Resources Laos Limited and Eastern Mediterranean Minerals (Cyprus) Limited are owned 100 per cent (2002 – 100 per cent).

(c) Oxiana Resources Laos Limited is owned 80 per cent (2002 – 80 per cent) and Eastern Mediterranean Minerals (Cyprus) Limited is owned 95 per cent (2002 – 60 per cent).

(d) Oxiana Philippines Inc, Oxiana Resources Laos Limited and Eastern Mediterranean Minerals (Cyprus) Limited were audited by firms other than the auditor of the parent entity.

NOTE 24: SEGMENT REPORTING

Primary reporting

Geographical Segments – based on location of each project area

		Australia	Europe	Philippines	Laos	Provision for Diminution	Unallocated Recovery (Expense) – Net	Consolidated
		$	$	$	$	$	$	$
Operating revenue	**2003**	**705,736**	**-**	**137**	**87,428,164**	**-**	**-**	**88,134,037**
	2002	417,428	-	9,971	7,554	-	-	434,953
Segment results	**2003**	**(2,444,265)**	**(744,887)**	**(1,319,702)**	**12,702,095**	**-**	**-**	**8,193,241**
	2002	(2,655,157)	50,518	(25,529)	(3,864,222)	-	(2,225,018)	(8,719,408)
Segment assets	**2003**	**37,781,750**	**2,427,438**	**6,369,102**	**169,926,106**	**(4,554,009)**	**-**	**211,950,387**
	2002	17,846,969	1,536,985	7,240,226	120,540,123	(3,800,000)	-	143,364,303
Segment liabilities	**2003**	**(2,500,032)**	**-**	**185,525**	**(19,734,018)**	**-**	**-**	**(22,048,525)**
	2002	(4,405,583)	-	54,787	(33,882,042)	-	-	(38,232,838)
Segment depreciation	**2003**	**41,310**	**-**	**-**	**20,368,157**	**-**	**-**	**20,409,467**
	2002	23,942	-	-	-	-	-	23,942
Segment write down of exploration assets	**2003**	**215,019**	**-**	**-**	**-**	**-**	**-**	**215,019**
	2002	85,292	-	-	-	-	-	85,292
Segment investment in associates	**2003**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	2002	-	459,250	-	-	-	-	459,250
Segment equity accounting proceeds	**2003**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	2002	-	84,524	-	-	-	-	84,524
Acquisition of property	**2003**	**1,641,993**	**-**	**203,932**	**82,017,402**	**-**	**-**	**83,863,327**
	2002	114,477	-	-	8,631,984	-	-	8,746,461

Accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Note 1. The geographical segments identified in the primary reporting disclosures are not materially different to the industry and geographical segments identified in previous years. The comparative information has been restated to present the information on a consistent basis with the current year disclosures.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of cash, property, plant and equipment and deferred exploration expenditure, net of related provisions.

While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Segment liabilities consist primarily of loans, trade and other creditors, and employee entitlements. Segment assets and liabilities do not include income taxes.

NOTE 24: SEGMENT REPORTING (CONTINUED)

Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an 'arm's length' basis and are eliminated on consolidation.

Secondary reporting - business segments

The consolidated entity operates predominately in one business segment being the gold and copper mining and exploration industry.

NOTE 25: RELATED PARTIES

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(a) Directors

The names of Directors who held office during the financial year are identified in Note 19.

(b) Directors remuneration

Information on remuneration of directors is disclosed in Note 19.

(c) Share transactions of Directors

Directors and Director-related entities hold directly, indirectly or beneficially as at the reporting date the following equity interests in the economic entity:

	Economic Entity		Parent Entity	
	2003 $ 000's	2002 $ 000's	**2003 $ 000's**	2002 $ 000's
Ordinary shares	**23,787**	29,038	**23,787**	29,038
Partly paid shares	**-**	433	**-**	433
Options over ordinary shares	**5,620**	23,000	**5,620**	23,000

(d) Other transactions of Directors and Director-related entities

Mr Paul Espie is a Director and shareholder of Pacific Road Corporate Finance. Prior to Mr Espie retiring as a Director in May 2003, Pacific Road Corporate Finance was paid $108,999 (2002 – $675,000) in connection with advisory fees for the Sepon Copper Project financing.

NOTE 26: CASH FLOW INFORMATION

(a) Reconciliation of Cash Flow from Operations with Profit/(Loss) from Ordinary Activities after Income Tax

	Economic Entity		Parent Entity	
	2003 $	2002 $	**2003 $**	2002 $
Operating profit/(loss) from ordinary activities	**11,368,765**	(9,685,464)	**(2,444,265)**	(2,655,157)
Non-cash flows in operating loss				
(Gain)/loss on sale of plant, property and equipment	**(401)**	(1,942)	**(401)**	(1,942)
Depreciation of property, plant and equipment	**20,393,760**	8,235	**41,310**	23,942
Amortisation of goodwill	**15,707**	15,707	**-**	-
Charges to provisions	**232,890**	79,272	**(78,439)**	79,272
Exploration expenditure written off	**215,019**	85,292	**215,019**	85,292
Provision for diminution	**754,009**	1,166,648	**754,009**	1,166,648
Doubtful debt	**3,717**	-	**-**	-
Exchange rate losses	**21,383,117**	7,061,732	**-**	-
Share of associated companies operating (profit)/losses	**-**	(84,524)	**-**	-
Changes in assets and liabilities				
Increase in receivables	**(13,616,699)**	(1,921,527)	**(249,199)**	(429,170)
Increase/(decrease) in creditors	**(4,703,715)**	950,880	**(1,827,012)**	(30,545)
Net cash provided by/(used in) operating activities	**36,046,169**	(2,325,691)	**(3,588,978)**	(1,761,660)

NOTE 27: EARNINGS PER SHARE

	Economic Entity	
	2003 No.	2002 No.
(a) Weighted average number of ordinary shares outstanding during the year used in the calculation of basic EPS	**867,590,872**	562,928,289
(b) Classification of Securities The following securities have been classified as potential ordinary shares and are included in determination of dilutive EPS: – options outstanding	**8,834,121**	4,946,444

NOTE 28: INTEREST IN MINING TENEMENTS

At the date of the Directors' Report, the Company's interests in mining and exploration tenements were as follows:

Area	Description	% Interest	Area	Description	% Interest
Mt Crawford	PL 38/2444	100	Sepon	MEPA	80
Mt Crawford	PL 38/2445	100	Kallikadhes	EP-0016-CYP	100
Panaon Island	EP-00001-VII	100	Kreadis	EP-008-CYP	100
Southern Leyte	EP-00002-VII	100	Vasilis	EP-0024-CYP	100
Surigao	EP-00015-XIII	100	Kaledhra	EP-0023-CYP	100
Pao	EP-00014-II	100	Petra East	EP-005-CYP	100

NOTE 29: SUPERANNUATION COMMITMENTS

The economic entity contributes to the individual superannuation plans of each employee.

Benefits provided under the plan are based on accumulated contributions and earnings for each employee.

NOTE 30: FINANCIAL INSTRUMENTS

(a) Interest rate risk

The economic entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted Average Effective Interest Rate %		Floating Interest Rate $000		Fixed Interest Rate Maturing Within Year $000		Non Interest Bearing $000		Total $000	
	2003	2002	**2003 $**	2002 $	**2003 $**	2002 $	**2003 $**	2002 $	**2003 $**	2002 $
Financial Assets										
Cash	**5.05**	3.2	**34,918**	14,748	**-**	- -	**-**	-	**34,918**	14,748
Receivables	**-**	-	**-**	-	**-**	-	**5,064**	2,695	**5,064**	2,695
Total financial assets	**-**	-	**34,918**	14,748	**-**	-	**5,064**	2,695	**39,982**	17,443
Financial Liabilities										
Trade and Sundry creditors	**-**	-	**-**	-	**-**	-	**8,520**	5,068	**8,520**	5,068
Loans	**-**	-	**-**	-	**-**	-	**11,807**	33,007	**11,807**	33,007
Total financial liabilities	**-**	-	**-**	-	**-**	-	**20,327**	38,075	**20,327**	38,075

(b) Credit risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the statement of financial position and notes to the financial statements.

The economic entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the economic entity.

NOTE 30: FINANCIAL INSTRUMENTS (CONTINUED)

(c) Net fair values

The net fair values for unlisted investments, where there is no organised financial market, has been based on a reasonable estimation of the underlying net assets or discounted cash flows of the investment.

For other assets and other liabilities the net fair value approximates their carrying value.

No financial assets and financial liabilities are readily traded on organised markets in standardised form other than forward exchange contracts.

Financial assets where the carrying amount exceeds net fair values have not been written down as the economic entity intends to hold these assets to maturity.

The carrying value of the financial assets and liabilities is equal to the net fair value.

Financial assets where the carrying amount exceeds net fair values have not been written down as the economic entity intends to hold these assets to maturity.

The carrying value of the financial assets and liabilities is equal to the net fair value.

NOTE 31: CONTINGENT ASSET

On 15 October 2001 a total of 1,059,685 shares were sold in HCM. In accordance with the Sale Agreement further payments will be received if copper prices rise significantly. The company will recognise revenue when they become entitled to the payments.

NOTE 32: CAPITAL EXPENDITURE COMMITMENTS

	Economic Entity		Parent Entity	
	2003 $	2002 $	**2003 $**	2002 $
(a) Capital expenditure commitments				
Capital expenditure commitments contracted for:				
Capital expenditure projects	**229,050**	44,266	**-**	-
	229,050	44,266	**-**	-
Payable				
- not later than one year	**214,139**	44,266	**-**	-
- later than one year but not later than five years	**14,911**	-	**-**	-
	229,050	44,266		

A controlled entity of the company (LXML) has agreements with a number of suppliers for capital works. These contracts contain cancellation clauses, should all of these contracts be so cancelled the approximate cost at the end year 2003 would be US$25 million.

	Economic Entity		Parent Entity	
	2003 **$**	2002 $	**2003** **$**	2002 $

NOTE 32: CAPITAL EXPENDITURE COMMITMENTS (CONTINUED)

(b) Operating lease commitments

Non-cancellable operating leases. Contracted for but not capitalised in the financial statements

	Economic Entity 2003 $	Economic Entity 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Payable:				
- not later than one year	**190,303**	139,873	**190,303**	139,873
- later than one year but not later than five years	**387,055**	495,963	**387,055**	495,963
	577,358	635,836	**577,358**	635,836

The property lease is a non-cancellable lease with a five year term, with rent payable monthly in advance. An option exists to renew the lease at the end of the five year term for an additional term of five years.

(c) Other commitments

Under the farm-in agreement with Minotaur at the Prominent Hill Project the company can spend up to A$8.5 million within the next three years to obtain a joint venture interest of 51 per cent in the project.

NOTE 33: SUBSEQUENT EVENT NOTE

On 20 January 2004 Oxiana Limited announced that it had reached agreement to acquire Rio Tinto's 20 per cent interest in the Sepon Project in Laos for US$85 million (approximately A$113 million). It also announced that it will undertake a major expansion of the Sepon Gold Operation and accelerate a number of other copper and gold exploration and development plans. These initiatives will be funded by way of a fully underwritten one for four Renounceable Rights Issue to all eligible shareholders at a price of 80 cents per new share to raise approximately A$189 million.

Directors' Declaration

The Directors of the Company declare that:

1. The financial statements and notes to the financial statements are in accordance with the *Corporations Act 2001*:

   (a) comply with Accounting standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 31 December 2003 and the performance for the year ended on that date of the Company and economic entity.

2. In the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The declaration is made in accordance with a resolution of the Board of Directors.

Owen L Hegarty
Director
Oxiana Limited and Controlled Entities

Dated this 18th day of February 2004

MGI MEYRICK WEBSTER
ACCOUNTING • CONSULTING • FINANCIAL
ADVISORY GROUP

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF OXIANA LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Oxiana Limited (the company) and its controlled entities (collectively referred to as the consolidated entity), for the year ended 31 December 2003.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entities financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

a) examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

9TH FLOOR 160 QUEEN STREET MELBOURNE VICTORIA 3000 GPO BOX 2850 MELBOURNE VICTORIA 3001 DX 154 MELBOURNE
TEL: 61 3 9606 3888 FAX: 61 3 9606 3399 EMAIL: mw@mgimw.com.au

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TEL: 61 3 9497 4000 FAX: 61 3 9499 3177

MEYRICK WEBSTER PTY LTD ACN 083 156 469

MGI MEYRICK WEBSTER

ACCOUNTING • CONSULTING • FINANCIAL ADVISORY GROUP

b) assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Oxiana Limited and its controlled entities:

- gives a true and fair view of the financial position of Oxiana Limited and the consolidated entity at 31 December 2003, and of their performance for the year ended on that date; and
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia.

MGI Meyrick Webster
MGI Meyrick Webster

David Nairn
Partner

Melbourne
18th February 2004

9TH FLOOR 160 QUEEN STREET MELBOURNE VICTORIA 3000 GPO BOX 2850 MELBOURNE VICTORIA 3001 DX 154 MELBOURNE
TEL: 61 3 9606 3888 FAX: 61 3 9606 3399 EMAIL: mw@mgimw.com.au

1ST FLOOR 226 UPPER HEIDELBERG ROAD PO BOX 140 IVANHOE VICTORIA 3079 DX 97903 IVANHOE
TEL: 61 3 9497 4000 FAX: 61 3 9499 3177

MEYRICK WEBSTER PTY LTD ACN 083 156 469

(a) TOP 20 EQUITY SECURITY HOLDERS AS AT 18 FEBRUARY 2004

Fully paid ordinary shares

	Number	%
National Nominees Limited	126,685,607	13.37
J P Morgan Nominees Australia	52,076,462	5.50
ANZ Nominees Limited	49,764,115	5.25
Westpac Custodian Nominees	49,405,273	5.21
Romadak Pty Ltd	22,596,043	2.38
HSBC Custody Nominees	21,852,465	2.31
Yarraandoo Pty Ltd	21,300,572	2.25
Citicorp Nominees Pty Limited	17,960,421	1.90
Queensland Invest Corporation	11,557,536	1.22
Cogent Nominees Pty Limited	10,256,799	1.08
Hegarty Owen Leigh	10,000,000	1.06
National Aust Trustees	7,518,926	0.79
Seafirst Pty Ltd	7,007,451	0.74
Warbont Nominees Pty Ltd	6,442,572	0.68
Shimmering Bronze Pty Ltd	6,032,394	0.64
Watt Michael	5,816,667	0.61
Transport Logistics Ltd	5,247,861	0.55
Pacific Highway Pty Ltd	5,000,000	0.53
Swerdna Nominees Pty Limited	4,400,000	0.46
Vigee Pty Ltd	4,345,259	0.46
Total	**445,266,423**	**46.99**

There were 172 holders of less than marketable parcels of ordinary shares.

(b) ANALYSIS OF EQUITY SECURITY HOLDERS

Fully paid ordinary shares

Spread of Shareholding			No. of Shareholders
1	-	1,000	834
1,001	-	5,000	3,467
5,001	-	10,000	2,858
10,001	-	100,000	5,219
100,001	-	and over	847
			13,225

(c) SUBSTANTIAL EQUITY SECURITY HOLDER

National Nominees Limited	126,685,607	Fully paid ordinary shares
J P Morgan Nominees Australia	52,076,462	Fully paid ordinary shares
ANZ Nominees Limited	49,764,115	Fully paid ordinary shares
Westpac Custodian Nominees	49,405,273	Fully paid ordinary shares

(d) VOTING RIGHTS

On a show of hands, every member present in person or by attorney or by proxy or by representative shall have one vote.
Upon a poll, every member present in person or by attorney or by proxy or by representative shall have one vote for every share held.

This statement outlines the main Corporate Governance practices that were in place throughout the period 1 January 2003 to 31 December 2003. The Board of Directors of Oxiana Limited is currently assessing the best practise recommendations of the ASX Corporate Governance Council. In respect to those recommendations it is anticipated that most will be adopted and be in place during the first quarter of 2004. Policies relating to Governance are also published on the Company's website.

CURRENT BOARD AND PROPOSED BOARD PRACTICES

The majority of the Board are Non-Executive Directors. The Non-Executive Directors are Barry L Cusack, Michael A Eager, Peter W Cassidy and Ronald H Beevor. The other Board Member Owen L Hegarty is an Executive Director. A draft Board charter has been developed and is expected to be adopted during February 2004. All Non-Executive Directors are independent. Independent Directors have the right to seek independent professional advice in the furtherance of their duties as Directors at the Company's expense.

Currently there is no nomination or remuneration committee. The Chairman and Managing Director review the composition of the Board from time to time having regard to the required mix of experience, expertise and other qualities. The remuneration levels for the Managing Director and other Senior Executives are reviewed annually. Outside advice is obtained prior to completion of this review. The payment of bonuses is reviewed annually and linked to predetermined performance criteria. Any grant of stock options to Executive staff requires Board approval. The total amount of the Directors' fees are subject to shareholder approval. The Board is in the process of establishing a committee which will combine both functions and act as a nomination and remuneration committee.

An updated Code of Conduct is being put in place to guide Directors in the discharge of their duties.

Directors and employees are expected at all times to act with integrity and objectivity.

TRADING IN SHARES AND CONTINUOUS DISCLOSURE POLICIES

The Company's policies regarding Directors and employees trading in its securities and abiding by the ASX Continuous Disclosure requirements is set by the Board. The policies restrict Directors and employees trading where material information has not been released to the market.

AUDIT COMMITTEE

At the date of this report Oxiana Limited had an Audit Committee consisting of the following Directors:

Peter W Cassidy (Chairman)	Non-Executive Director
Michael A Eager	Non-Executive Director
Owen L Hegarty	Managing Director

As Owen Hegarty is an Executive Director, the Board is in the process of reviewing the composition of the Audit Committee. The Company's auditor partner from MGI Meyrick Webster attends selected meetings at the invitation of the Directors.

The committee operates under a formal charter which has been set and approved by the Board.

RISK MANAGEMENT

The Company maintains a risk management strategy. It is reviewed from time to time to meet changing conditions as they arise. The review also includes various checks to ensure the Company is complying with all regulatory requirements.

COMPANY INFORMATION

All information disclosed to the Australian Stock Exchange is posted on the Company's web site as soon as it is disclosed.

Corporate Directory

Company Information

Oxiana Limited
ABN 40 005 482 824

Directors
Barry L Cusack, Chairman
Owen L Hegarty, Managing Director
Michael A Eager, Non-Executive Director
Peter W Cassidy, Non-Executive Director
Ronald H Beevor, Non-Executive Director

Company Secretary
David J Forsyth

Principal and Registered Office
Level 9, 31 Queen Street
Melbourne VIC 3000
Telephone (03) 8623 2200
Facsimile (03) 8623 2222
Email admin@oxiana.com.au
Website www.oxiana.com.au

Registrar and Transfer Agent
Security Transfer Registrars Pty Ltd
Level 1, 770 Canning Highway
Applecross, Perth WA 6153
Telephone (08) 9315 0933
Facsimile (08) 9315 2233

Auditors
MGI Meyrick Webster
Level 1, 160 Queen Street
Melbourne VIC 3000

Legal Counsel
Clayton Utz
Level 18, 333 Collins Street
Melbourne VIC 3000

Stock Exchange Listings
The Company's Fully Paid Ordinary Shares (code OXR) are listed on the Australian Stock Exchange and on the Frankfurt and Berlin Stock Exchanges (code OXR).

Offices and Management Information

Australia

Oxiana Limited
Level 9, 31 Queen Street
Melbourne Victoria 3000
Telephone +613 8623 2200
Facsimile +613 8623 2222
Email admin@oxiana.com.au
Website www.oxiana.com.au
Managing Director: Owen Hegarty
General Manager, Exploration: Tony Manini
General Manager, Corporate Development: Peter Lester
Chief Financial Officer: Jeff Sells
General Manager – Finance: John Ballard

Enquiries
Corporate Affairs Manager: Richard Hedstrom
Communications Manager: Natalie Quinn

Laos

Lane Xang Minerals Ltd
Sisangvone Road
Vientiane LAO PDR
Telephone +856 21 414 474
Facsimile +856 21 414 293
Email lxmlmine@laotel.com
General Manager, LXML and Sepon Copper Project: Peter Albert
Director: Saman Aneka
Operations Manager: Mick Wilkes

Europe

Eastern Mediterranean Minerals Cyprus Ltd
1A Kyriakos Matsis Avenue
Koupadi Building
Nicosia Cyprus
Telephone +357 22 764 171
Facsimile +357 22 764 741
Project Manager: David Wallace

Hellenic Copper Mines Ltd
Skouriotissa, Katydata Cyprus
Telephone +357 22 933 312
Facsimile +357 22 933 311
Email hcm@logos.cy.net
Chief Executive Officer: Constantine Xydas

Philippines

Oxiana Philippines Inc.
22-B South Drive
Baguio City Philippines
Telephone +63 74 444 5576
Facsimile +63 74 444 5575
Email oxiana@mozcom.com
Exploration Manager: Joey Ayson

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